SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2012 to December 31, 2012)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1. Company

A. Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, Republic of Korea, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B. Domestic credit rating

Subject instruments	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	NICE Information Service Co., Ltd. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008

Corporate Debenture	June 2006	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
December 2006
	June 2007	A+
September 2008
	July 2009	AA-
	October 2009	AA-
February 2010
May 2010
December 2010
August 2011
June 2012
October 2012
March 2013

June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
January 2007
June 2007	A+
September 2008
July 2009	AA-
December 2009
February 2010
May 2010
August 2010
February 2011	AA-
April 2011
August 2011
October 2011
June 2012
October 2012
October 2009
December 2009
August 2010
December 2010
February 2011	AA-	Korea Ratings Corporation
April 2011		(AAA ~ D)
July 2011
October 2011
June 2012
March 2013

C. Capitalization

(1) Change in capital stock (as of December 31, 2012)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering (1)	33,600,000	5,000
September 8, 2004	Follow-on offering (2)	1,715,700	5,000
July 27, 2005	Follow-on offering (3)	32,500,000	5,000

(1)	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) / Initial public offering in Korea: 8,640,000 shares (￦34,500 per share)
(2)	ADSs offering: 1,715,700 shares (￦34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
(3)	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2) Convertible bonds (as of December 31, 2012)

(Unit: In millions of Won, Share)

Issue date:		April 18, 2007
Maturity:		April 18, 2012 (3)
Face amount: (1)		￦513,480
Conversion shares:		Registered common shares
Conversion period:		Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
Conversion price: (2)		￦47,892 per share
Outstanding (3)	Face amount:	—
	Number of convertible shares: (2)	—
Remarks:		- Registered form - Listed on Singapore Exchange

(1)	Face amount translated from US$550 million at the noon buying rate of the Federal Reserve Bank of New York in effect on April 10, 2007 (which was the date the convertible bond purchase agreement was entered into), which was ￦933.6 = US$1.00.
(2)	Conversion price was adjusted from ￦49,070 to ￦48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of ￦750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from ￦48,760 to ￦48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of ￦500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from ￦48,251 to ￦48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of ￦500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697. Conversion price was further adjusted from ￦48,075 to ￦47,892 and the number of shares issuable upon conversion was adjusted from 1,281,697 to 1,286,594 following the approval by the shareholders of a cash dividend of ￦500 per share at the annual general meeting of shareholders on March 11, 2011.
(3)	The remaining US$66 million of these convertible bonds were repaid in full upon their maturity on April 18, 2012 at 116.77% of their principal amount.

D. Voting rights (as of December 31, 2012)

(Unit: share)

Description		Number of shares
A. Total number of shares issued:	Common shares	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our	Common shares	—
articles of incorporation:	Preferred shares	—

D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B –C – D + E):	Common shares	357,815,700
	Preferred shares	—

E. Dividends

At the annual general meeting of shareholders on March 9, 2012, we did not declare a cash dividend to our shareholders.

Dividends during the most recent three fiscal years

Description (unit)	2012	2011	2010
Par value (Won)	5,000	5,000	5,000
Profit (loss) for the period (million Won) (1)	28,549	(991,032)	1,002,648
Earnings per share (Won) (2)	80	(2,770)	2,802
Total cash dividend amount (million Won)	—	—	178,908
Total stock dividend amount (million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	17.8
Cash dividend yield (%) (3)	—	—	1.3
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	500
Stock dividend per share (share)	—	—	—

(1)	Profit (loss) for the period based on separate K-IFRS.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of December 31, 2012, we operated TFT-LCD and OLED production facilities and a LCD research center in Paju, Korea and TFT-LCD production facilities in Gumi, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2012, our business consisted of the manufacture and sale of LCD and OLED panels and monitor products. Because our non-LCD business represented an extremely small portion of our assets and revenues as of and for the year ended December 31, 2012, we have included them as part of our LCD reporting business segment.

2012 consolidated operating results highlights

(Unit: In billions of Won)

2012	LCD business
Sales Revenue	29,430
Gross Profit	3,005
Operating Profit (Loss)	912

B. Industry

(1) Industry characteristics and growth potential

-	TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry as a whole has experienced continued growth in its production capacity in response to growth in demand for flat panel displays.

-	The demand for LCD panels for notebook computers and monitors has stagnated due to market maturation. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, the demand for LCD panels for tablets, smartphones, industrial products and automobile navigation systems, among others, has shown continued growth.

-	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2) Cyclicality

-	The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

-	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3) Market conditions

-	Since 2011, due to a general overcapacity in the TFT-LCD industry, TFT-LCD panel makers have slowed their respective rates of production capacity growth, while a number of them are pursuing other strategic alternatives such as mergers or formation of new alliances.

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b. Taiwan: AU Optronics, Innolux (formerly Chimei Innolux), CPT, HannStar, etc.

c. Japan: Japan Display, Sharp, Panasonic LCD, etc.

d. China: BOE, CSOT, etc.

(4) Market shares

-	Our worldwide market share of large-sized TFT-LCD panels (i.e., TFT-LCD panels that are 9 inches or larger) based on revenue is as follows:

	2012 (1)	2011(2)	2010 (3)
Panels for Notebook Computers (4)	34.5%	34.9%	33.2%
Panels for Monitors	32.3%	28.3%	26.5%
Panels for Televisions (5)	25.2%	24.7%	23.4%
Total	28.4%	27.3%	25.4%

(1)	Source: 2012 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.
(2)	Source: 2011 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(3)	Source: 2010 Q4 DisplaySearch Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(4)	Includes panels for netbooks and tablets.
(5)	Includes panels for public displays.

(5) Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

-	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

-	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers. We are a leader in large OLED panel display technology, as demonstrated by our 55-inch OLED display panel unveiled at the Consumer Electronics Show in Las Vegas in January 2012, which was the largest OLED panel at the time.

-	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C. New businesses

-	In order to meet the rapidly increasing market demand for large TFT-LCD panels, we commenced mass production at P83, an eighth generation fabrication line located in our P8 facility, and P9, a new eighth generation production facility, in March 2011 and June 2012, respectively.

-	We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

-	We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested ￦14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional ￦14.8 billion and ￦4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of ￦9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of ￦2.5 billion. In January 2010, we purchased 10.8 million shares of Can Yang Investment Limited representing a 15% interest at a purchase price of US$10.8 million. In October 2010, we invested an additional US$4.5 million and acquired 4.8 million additional shares of Can Yang Investment Limited.

-	In October 2008, we established a joint venture company, Suzhou Raken Technology Ltd., with AmTRAN Technology Co., Ltd., a Taiwan corporation. We invested US$10.4 million in return for a 51% interest in Suzhou Raken Technology Ltd. Suzhou Raken Technology Ltd. will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. In 2009 and 2010, we invested an additional US$58.7 million and US$14.5 million, respectively, in Suzhou Raken Technology Ltd., but the additional investments did not change our percentage interest in Suzhou Raken Technology Ltd.

-	As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China and held a groundbreaking ceremony in May 2012. In December 2012, we established a joint venture company, LG Display (China) Co., Ltd., with Guangzhou GET Technologies Development Co., Ltd. and Shenzhen SKYWORTH-RGB Electronics Co., Ltd to manufacture and sell eighth-generation panels. We made an initial investment of US$28 million and acquired a 70% equity interest in LG Display (China) Co., Ltd.

-	In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested ￦72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold ￦19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

-	In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we agreed to invest a total amount of ￦30 billion in the fund, and as of December 31, 2010, we had invested ￦8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of ￦1.4 billion from the fund, and in March and April 2011, we invested an additional ￦1.9 billion and ￦3.1 billion, respectively, in the fund. In June 2011, we received a further distribution of ￦0.7 billion as return of principal and ￦0.9 billion as dividends and we invested an additional ￦1.2 billion in the fund. In December 2011, we invested an additional ￦2.0 billion in the fund. In April, July and September 2012, we received distributions of ￦1.0 billion, ￦0.8 billion and ￦1.8 billion from the fund, respectively. In each of September, November and December 2012, we invested an additional ￦1.5 billion in the fund. The additional investments did not change our investment commitment amount of ￦30 billion or our limited partnership interest in the fund, which remained at 30.6%.

-	In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. in Xiamen and Fujian, China, respectively. We invested (i) ￦7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) ￦10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

-	In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

-	In August 2010, in order to strengthen our competitiveness in the LED backlight LCD market, we entered into a joint venture with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. and established Eralite Optoelectronics (Jiangsu) Co., Ltd., a company that specializes in LED packaging and manufacturing, in Suzhou, China. We invested US$4 million and acquired a 20% equity interest in Eralite Optoelectronics (Jiangsu) Co., Ltd.

-	In September 2010, in order to strengthen our OLED business, we acquired a 20% equity interest in YAS Co., Ltd., which develops and manufactures OLED deposition equipment components, at a purchase price of ￦10 billion.

-	In November 2010, in order to strengthen our e-book business, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of ￦35 billion. In each of June 2011, September 2011 and February 2012, we invested an additional ￦3.0 billion in Image & Materials, Inc.

-	In October 2010, in order to strengthen our competitiveness in the e-book market, we entered into a joint venture with Iriver Ltd. and established L&I Electronics Technology (Dongguan) Limited, a company that specializes in e-book manufacturing, in Dongguan, China. We invested US$2.6 million and acquired a 51% equity interest in L&I Electronics Technology (Dongguan) Limited.

-	In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$ 3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

-	In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested ￦20 billion and acquired a 16.6% interest in Narae Nanotech Corporation, a Korean equipment manufacturer. In June 2011, we invested an additional ￦10.0 billion and acquired a further 7.7% interest in Narae Nanotech Corporation. As of June 30, 2012, we held a 23% equity interest in Narae Nanotech Corporation.

-	In December 2011, in order to improve our cost competitiveness with respect to the glass substrate etching stage of our TFT-LCD panel manufacturing process, we invested ￦10.6 billion and acquired a 20.3% interest in Avatec Co., Ltd., a third party glass substrate etching processor. Avatec Co., Ltd. increased its paid-in capital in October 2012 and January 2013. We did not subscribe to additional equity on those occasions and, as a result, our equity interest in Avatec Co., Ltd. was diluted to 16.3% after the January 2013 paid-in capital increase.

-	In December 2011, in order to expand our module production capacity, we established LG Display U.S.A. Inc. in Texas, United States, and LG Display Reynosa S.A. de C.V. in Reynosa, Mexico. We invested in the form of paid-in capital ￦12.4 billion and ￦92 million in LG Display U.S.A. Inc. and LG Display Reynosa S.A. de C.V., respectively. We currently own a 100% interest in LG Display U.S.A. Inc. and a 1% interest in LG Display Reynosa S.A. de C.V. LG Display U.S.A. Inc. owns the remaining 99% interest in LG Display Reynosa S.A. de C.V.

-	In April 2012, in order to improve our cost competitiveness with respect to tempered glass used for touch screens, we invested ￦2.0 billion and acquired a 19.8% interest in Glonix Co., Ltd.

3. Major Products and Raw Materials

A. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2012 (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc	LG Display	27,280	(92.7)%
		TFT-LCD (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc	LG Display	2,150	(7.3)%
Total					29,430	(100.0)%

-	Period: January 1, 2012 ~ December 31, 2012.
(1)	Based on ship-to-party.

B. Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2012 increased by approximately 9% from the third quarter of 2012, largely as a result of an increase in the proportion of differentiated products in our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to imbalances in supply and demand.

(Unit: US$ / m2)

Description	2012 Q4	2012 Q3	2012 Q2	2012 Q1
TFT-LCD panel (1)(2)	802	733	701	669

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business Area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	3,434	18.6%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		5,687	30.9%	Heesung Electronics Ltd., etc.
		Polarizer		2,823	15.3%	LG Chem, etc.
		Others		6,487	35.2%	-
Total				18,431	100.0%	-

-	Period: January 1, 2012 ~ December 31, 2012.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4. Production and Equipment

A. Production capacity and output

(1) Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2012 (1)	2011 (1)	2010 (1)
TFT-LCD	TFT-LCD	Gumi, Paju	9,195	8,376	7,509

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).
(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2012	2011	2010
TFT-LCD	TFT-LCD	Gumi, Paju	7,853	6,850	6,490

-	Based on glass input substrate size for eighth generation glass sheets.

B. Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours of 2012	Actual working hours of 2012	Average utilization ratio
Gumi	8,774 (1) (366 days) (2)	8,637 (1) (360 days) (2)	98.4%
Paju (3)	8,035 (1) (335 days) (2)	8,035 (1) (335 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.
(3)	Includes P98, which commenced mass production in June 2012.

C. Investment plan

In connection with our strategy to expand our TFT-LCD and other production capacities, we incurred capital expenditures of approximately ￦4.0 trillion in 2012 on a cash out basis. In 2013, we expect that our capital expenditures on a cash out basis will be no more than ￦4 trillion or, on a delivery basis, between approximately ￦4 trillion and ￦4.5 trillion, primarily to fund the expansion of our OLED and LTPS-based panel production capacities, as well as other expansions and improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5. Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2012	2011	2010
TFT-LCD	Products, etc.	TFT-LCD	Overseas (1)	27,280	22,328	23,806
			Korea (1)	2,150	1,963	1,706
			Total	29,430	24,291	25,512

(1) Based on ship-to-party.

B. Sales route and sales method

(1) Sales organization

-	As of December 31, 2012, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

-	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2) Sales route

Sales of our products take place through one of the following two routes:

-	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

-	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3) Sales methods and sales terms

-	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4) Sales strategy

-	Our strategy is to secure stable sales to major personal computer makers and leading consumer electronics makers globally, strengthen sales of high-resolution, IPS, slim, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, maintain our position as market leader in the market for high-end ultra-high definition (“UHD”) and 3D FPR television panels.

-	In the smartphone, industrial products (including aviation and medical equipment) and automobile navigation systems segment, our strategy is to continue to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our high-end products applying IPS technology.

(5) Purchase orders

-	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

-	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Hydis Technologies, AU Optronics, Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE and CSOT.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities. For additional information, see Note 13 of the notes to our audited consolidated financial statements as of and for the year ended December 31, 2012 attached hereto.

B. Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. For additional information, see Note 13 of the notes to our audited consolidated financial statements as of and for the year ended December 31, 2012 attached hereto.

7. Derivative Contracts

A. Currency risks

-	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Euro.

-	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

-	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

-	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payable relating to capital expenditures for our facilities, in response to currency fluctuations.

B. Interest rate risks

-	Our exposure to interest rate risks relates primarily to our long term debt obligations. As of December 31, 2012, we had no interest swap contracts outstanding.

8. Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9. Research & Development

A. Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2012	2011	2010
Material Cost		494,422	550,200	616,072
Labor Cost		412,805	365,375	285,212
Depreciation Expense		259,467	217,874	93,365
Others		206,093	180,582	122,619
Total R&D-Related Expenditures		1,372,787	1,314,031	1,117,268
Accounting Treatment	Selling & Administrative Expenses	301,239	248,328	264,073
Manufacturing Cost		873,323	942,015	717,848
Development Cost (Intangible Assets)		198,225	123,688	135,347
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		4.7%	5.4%	4.4%

B. R&D achievements

Achievements in 2010

1)	Development of 9.7-inch AH-IPS model for iPads.

-	Development of the world’s first IPS tablet

-	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

2)	Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition (“HD”))

-	Thin and light; low electricity consumption thereby increasing battery life

-	Development of Company-led flat product market

3)	Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition (“FHD”))

-	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

-	50% reduction in source driver integrated circuits (“D-IC”) (from 16ea to 8ea) by applying 1 gate 1 drain technology

4)	World’s first FHD 47-inch three-dimensional (“3D”) display panels using Glass Patterned Retarder (GPR) technology

-	Achieving FHD for 3D display panels using GPR technology

5)	Development of our first large-sized display panels viewable in 3D using shutter glasses (42-inch, 47-inch, 55-inch in FHD)

-	Achieving high aperture ratio by applying S-IPS V technology

-	Removal of gate driver integrated circuits by applying GIP technology

-	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source D-IC

6)	World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in FHD)

-	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

7)	Development of 42-inch and 47-inch FHD display panels for television to be sold in emerging markets

-	Focusing on basic functions and removing functions that are costly

-	Achieving cost reduction by applying GIP technology

8)	Development of intra interface technology for large-sized, high resolution, high frequency display panels

-	Improved data transmission rate (from 660Mbps to 1.6Gbps)

-	Developing slim PCBs by decreasing the number of transmission lines

9)	Development of our first 21.5-inch and 26-inch FHD Edge LED products

-	Application of 21.5-inch, 26-inch FHD TV LED BL and mid-sized FHD model Slim TCON (176Pin g 88Pin)

10)	Development of our first 32 HD Edge LED product

-	Application of 32-inch HD TV Edge LED BL

11)	Development of our first 37-inch FHD M240Hz product

-	Development of 37-inch FHD 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

12)	Development of 240Hz panel for LG Electronics’ Borderless TV

-	Development of Narrow Bezel 240Hz panel (Bezel 14 mm g 7 mm) for LG Electronics’ Borderless TV

13)	Development of the world’s first slim 23W FHD monitor in IPS mode

-	Slim design by applying slim-type LED backlight (thickness: 14.5 mm g 11.5 mm)

-	Cost saving by applying low voltage liquid crystal

-	Removal of gate driver integrated circuits by applying GIP technology

14)	Development of the world’s first slim 185W HD monitor in TN mode

-	Slim design by applying slim-type LED backlight (thickness: 11.5 mm g 9.7 mm)

-	50% reduction in source D-IC by applying DRD (Double Rate Driving) technology

-	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

-	Removal of gate driver integrated circuits by applying GIP technology

15)	Development of 42-inch, 47-inch and 55-inch FHD monitors applying low cell gap (3.1 g 2.8um) technology

-	Enhanced 3D performance (3D CrossTalk 10.x% g 5.x)%

-	World’s first application of this technology in 42-inch, 47 inch and 55-inch FHD products

16)	Development of ultra slim 0.2t glass 12.1-inch notebook computer

-	Realization of ultra slim product by applying 0.2t glass and flat screen backlight structure

17)	Development of world’s first ultra slim 19SX TN monitor

-	Slim design by applying slim type LED backlight (thickness: 15.5 mm g 9.9 mm)

-	50% reduction (6ea to 3ea) in the number of source D-IC by applying DRD technology

-	Elimination of gate driver integrated circuits by applying GIP technology

18)	Development of 215FHD e-IPS monitor products applying LED PKG

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Realization of 2 sheet structure by adopting I-VCOM resulting in increased transmittance and backlight luminance

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Minimization of liquid crystal display module (“LCM”) thickness by applying thin LED array structure (14.5 mm g 10.2 mm)

19)	Development and application of LED PKG in 215FHD TN monitor products

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Minimization of LCM thickness by applying thin LED array structure (14.5 mm g 10.2 mm)

20)	Development of world’s first slim TN monitor (185W HD, 20W HD+, 215W/23W FHD)

-	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: over 20 mm g 12.9 mm)

-	Minimization of LCM thickness by applying thin LED array structure (11.5 mm g 8.2 mm)

-	Simplification of circuit by developing T-con + Scaler 1chip

21)	Development of world’s first ultra slim 215W FHD TN monitor

-	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: 12.9 mm g 7.2 mm)

-	Minimization of LCM thickness by applying thin LED array structure (8.2 mm g 6 mm)

22)	Development of the world’s first 3D FPR type 42-inch, 47-inch and 55-inch FHD panels

-	Improved 3D performance (cross talk 1.0% i, 3D luminance 170 nit)

23)	Development of our first 42-inch, 47-inch and 55-inch FHD panels with built-in 3D formatters

-	Development of our first products with built-in MEMC and 3D formatters

24)	Development of the world’s first real 240Hz applying GIP driving technology

-	First to develop real 240Hz applying GIP driving technology

-	Reduced the number of driver integrated circuits by applying 960ch Source D-IC: 8ea g 6 ea

25)	Development of panels for Macbook Air

-	Development and mass production of 116HD, 133 WXGA+ panels

-	Application of Z-inversion technology for low energy consumption

26)	Introduction of the world’s first HD shutter glasses type 3D notebook product (17.3 inch FHD)

-	Development of 172Hz high recharging speed notebook LCD panel

-	Development of Timing Controller (TC) driving technology

27)	The first all-in-one touch panel notebook from an LCD panel manufacturer (15.6 inch HD add-on touch notebook)

-	The world’s first large size (15.6-inch) notebook panel to receive Win7 Touch certification (received on July 23, 2010)

-	The world’s first LCD and touch panel integrated add-on touch module developed by an LCD panel manufacturer

28)	Introduction of the world’s first Micro Film 3D notebook (15.6-inch FHD)

-	The world’s first 3D FPR type notebook (developed timely to win market share in the 3D market)

29)	Development of the world’s first 240Hz 23W IPS monitor

-	The world’s first to realize 240Hz by application of 120Hz panel driving and scanning technologies

-	Achievement of Motion Picture Response Time (MPRT) of 8ms

30)	Development of the world’s first add-on infrared camera type 215W IPS monitor

-	Realization of thin LCM (20.5 mm) by application of the world’s first add-on infrared camera

-	Improved touch capabilities (dead zone free and multi-touch) and the first in the world to receive Win 7 Logo certification

-	Touch location auto correction by applying auto calibration

31)	Development of 20-inch HD and 23-inch FHD e-IPS monitor products applying widescreen LED PKG

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Cost reduction and lower power consumption (20% reduction for driver integrated circuits) by using low voltage driver integrated circuits

-	Minimization of LCM thickness by applying thin LED array structure (for 20-inch HD panels: 14.5 mm g 10.2 mm)

32)	Development of 20-inch HD and 23-inch FHD TN monitor products applying widescreen LED PKG

-	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

-	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance (for 20-inch HD monitors)

-	50% reduction in the number of source D-IC by applying DRD technology (for 23-inch FHD panels)

-	Elimination of gate driver integrated circuits by applying GIP technology

-	Minimization of LCM thickness by applying thin LED array structure (11.5 mm g 10.2 mm)

Achievements in 2011

1)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

-	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

2)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

-	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

-	Achievement of a maximum circuit logic power of 1.0W

-	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

3)	Introduction of an integrated 14.0-inch touch panel notebook product

-	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

4)	Introduction of our 15.6-inch dream color IPS notebook product

-	Development of a notebook utilizing H-IPS technology

-	Realization of a 100% color reproduction rate by applying RGB LED technology

-	Realization of 1.073G color by applying 10-bit color depth technology

5)	Development and mass production of 9.7-inch LCD panels for iPad 2

-	Application of AH-IPS and slim LCD technology

-	Decreased thickness by 20% and weight by 7% compared to LCD panel for iPad 1

6)	Development of the world’s first 3D FPR 23-inch FHD TN monitor product

-	Minimization of flicker / crosstalk by applying FPR technology

-	Minimization of cost increase by applying one layer 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

7)	Introduction of our first 50-inch Cinema TV product

-	Application of 21:9 screen display ratio (2560 x 1080 resolution)

-	Application of 960ch + EPI source D-IC for optimal high-resolution

-	Application of scanning technology under the Horizontal 2Edge structure

8)	Development of the world’s first 3D FPR 23-inch IPS FHD monitor product

-	Minimization of flicker / crosstalk by applying FPR technology

-	Minimization of cost increase by applying one layer 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

9)	Development and introduction of the world’s first 15.6-inch HD FPR 3D notebook product

-	Realization of the world’s first 15.6-inch HD FPR 3D product

-	Realization of high luminance 3D images (two times the luminance compared to images from notebooks utilizing shutter glass technology)

-	Minimization of cost increase by applying one layer 3D film

10)	Development and introduction of the world’s first 17.3-inch Dream Color AH-IPS notebook product

-	Development of the world’s first 17.3-inch notebook computer applying AH-IPS

-	Realization of Dream Color (100% color reproduction rate) by applying RGB LED

-	Realization of 1.073G color by applying Color Depth 10-bit technology

-	Realization of 89 degrees viewing angle (up/down/left/right) by applying IPS technology

11)	Development and introduction of a 15.6-inch HD product with the world’s lowest (at the time) power consumption from logic circuit (0.5W).

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guide plate

-	Increase in battery life due to logic circuit power consumption reduction

12)	Development of the world’s smallest (at the time) Narrow Bezel Notebook Model

-	The first in the world to apply 4.5 mm narrow bezel

-	Formation of camera hole by B/M mask patterning

13)	Development of a new 10.1-inch WX smartbook LCD

-	Development of the our first 10.1-inch WXGA LCD following in the footsteps of our 9.7-inch XGA model

-	Realization of reduced power consumption, high permeability and increased viewing angle by application of IPS technology.

14)	Development of a 42-inch FHD product applying COT technology

-	Simplifying panel production process by applying COT (Color Filter on TFT) technology

-	Luminance increased by 10%

15)	Development of 42-inch, 47-inch and 55-inch direct slim LCD TV

-	Development of the world’s first direct-mounted 11.0 mm depth ultra-slim LCM model

-	Application of 96 block local dimming and M240Hz technology

16)	Development of a 47-inch super narrow public display panel

-	Development of our first super narrow bezel (seam 6.9 mm) product for application in public display panels

17)	Introduction of the world’s first 15.6-inch FHD AH-IPS notebook product

-	Development of the world’s first 15.6-inch FHD model applying AH-IPS technology

-	Development of slim & light AH-IPS model (thickness: 3.4 mm; weight: 330g)

-	Achieving the following viewing angles by applying IPS technology; 178° from top to bottom; 178° from left to right

18)	Development of a 15.6-inch FHD notebook applying a new backlight arrangement

-	Optimization of light placement by application of New Concept LED Backlight

-	Reduction in the number of LED integrated circuits (78ea g 10ea) by application of mid-power LED

-	Reduced energy consumption pursuant to a reduction in the number of LED integrated circuits (7.4W g 5.9W)

19)	Development of the world’s first 215/25/27 FHD TN and 215 FHD IPS 3D monitor

-	Minimization of flicker/crosstalk by application of FPR technology

-	Minimization of cost increase by applying one-layered 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

20)	Development of a 4.5-inch true HD AH-IPS display smartphone product

-	For 4G LTE smartphones (introduced by LG Electronics in September 2011)

-	Application of true HD720 resolution and AH-IPS technology

21)	Development of the world’s first 14.0-inch HD 3D FPR notebook product

-	Realization of the world’s first 14.0-inch 3D FPR display

-	Realization of high luminance 3D images (two times the luminance compared to images from notebook panels utilizing shutter glass technology)

22)	Development of the world’s first AH-IPS GIP / DRD column inversion technology

-	Development of AH-IPS GIP / DRD by application of shrink GIP technology

-	Realization of TN-equivalent panel size through reduced panel load

-	Achieved TN-equivalent logic energy consumption levels

Achievements in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

-	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guiding plate

-	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

-	Development of a 14.0-inch HD+ 72% color reproduction rate model

-	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch FHD glasses-free 3D notebook product

-	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

-	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

-	Simplified panel production process by application of AH-IPS 4Mask technology

-	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

-	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

-	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

-	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

-	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

-	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

-	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

-	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

-	Achieved thickness of 2.85t

-	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

-	Touch Concept: GF2, Touch IC In-House

-	Reduced cost by applying TMIC

-	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

-	Reduced cost and power consumption by applying AH-IPS + DRD-Z

-	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

-	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on K9 model Kia cars

-	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

-	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

-	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch UHD display panel product

-	a-Si based 1G 1D UHD panel with steady charging

-	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

-	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

-	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

-	Applied heat resistant structure without heat sink

-	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

-	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

-	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

-	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

-	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

-	Double-sided adhesive used to secure the position of the panel and backlight

-	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

-	Ultra-high resolution WQSXGA+ (239 PPI)

-	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

-	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA, LGE Optimus G)

-	320 PPI high resolution AH-IPS display panel

-	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

-	Simplified circuit structure for HD TV by applying DRD technology (source D-IC reduced from 4ea g 2ea)

24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

-	Co-designed TV model that integrates LCM and the front cover in a single body

-	Differentiated set bezel design

25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

-	Borderless on the top and left/right sides with a borderless like bottom design

26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

-	Utilizes WRGB OLED technology with a thickness of 4.45 mm

27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

-	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

-	Direct bonding multi-sourcing in response to customer demand

28)	Development of 23.8-inch desktop monitor product

-	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

-	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

-	Developed even black matrix structure on all four sides

10. Intellectual Property

As of December 31, 2012, our cumulative patent portfolio (including patents that have already expired) included a total of 19,713 patents, consisting of 8,982 in Korea and 10,731 in other countries.

11. Environmental Matters

We are subject to a variety of environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as triflouride oxide and perfluoro compounds, or PFCs, including sulfur hexafluoride, or SF6, gases, by installing abatement systems to meet voluntary emissions targets for the TFT-LCD industry for 2010. As part of our voluntary activities to reduce emission of greenhouse gases, we installed triflouride oxide abatement systems at all of our production lines.

We also installed an SF6 abatement system in P1 in April 2005, and have taken steps to install additional SF6 abatement systems through the use of Clean Development Mechanism, or CDM, projects. We manage our CDM projects jointly with LG International Corp. On July 10, 2010, after becoming the first TFT-LCD company to receive the UNFCCC CDM Executive Board’s approval of our CDM project, we installed an SF6 abatement system in P6. We received a total of 343,971 tonnes of CO2 equivalent of certified emission reduction credits, or CERs, from the UN for the reduction of greenhouse gas emissions during the period from August 1, 2010 to December 31, 2010, all of which was sold in December 2011. We also received a total of 579,583 tonnes of CO2 equivalent of CERs for the reduction of greenhouse gas emissions during the period from January 1, 2011 to January 31, 2012. We intend to ask a third party accreditation agency to examine the reduction of our greenhouse gas emissions in P1 and P6 since February 1, 2012 as part of our application for receiving CERs from the UN. In August 2011, we commenced the installation of an SF6 abatement system in P7 through the implementation of CDM projects which became operational in February 2012, which further reduced our greenhouse gas emissions. We intend to ask a third party accreditation agency to examine the reduction of our greenhouse gas emissions in P7 since February 1, 2012 as part of our application for receiving CERs from the UN.

In 2010, we were designated by the Korean government as one of the companies subject to greenhouse gas emission and energy consumption targets under the Framework Act on Low Carbon, Green Growth. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the years 2007 through 2010 to the Korean government (i.e., the Ministry of Environment and the Ministry of Knowledge Economy), which was certified by DNV Certification Co., Ltd., a government-designated certification agency. We submitted a statement of our domestic emissions and energy usage for the year 2011 to the Ministry of Environment and the Ministry of Knowledge Economy in March 2012 after certification by Lloyd’s Register Quality Assurance, another government-designated certification agency. We plan to submit a statement for our domestic emission and energy usage for the year 2012 by the end of March 2013 after we receive certification.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2011	2010	2009
Greenhouse gases	5,926	5,576	4,755
Energy	55,234	45,850	37,075

In addition, in order to improve the efficiency and reliability of measuring our greenhouse gas emission reduction activities, we have implemented improvements in our electronic greenhouse gas inventory system in 2012.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we have established and are currently operating a new green management system, which was certified by BSI Group Korea in November 2011. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008, and received commendations from the Prime Minister and the Minister of Environment of Korea for our efforts to promote recycling.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to purchase environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which is to be published in June 2013.

12. Financial Information

A. Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	8,914,685	7,858,065	8,840,433	8,226,142
Quick assets	6,524,678	5,540,695	6,625,216	6,558,362
Inventories	2,390,007	2,317,370	2,215,217	1,667,780
Non-current assets	15,540,826	17,304,866	15,017,225	11,477,335
Investments in equity accounted investees	402,158	385,145	325,532	282,450
Property, plant and equipment, net	13,107,511	14,696,849	12,815,401	9,596,497
Intangible assets	497,602	535,114	539,901	352,393
Other non-current assets	1,533,555	1,687,758	1,336,391	1,245,995
Total assets	24,455,511	25,162,931	23,857,658	19,703,477

Current liabilities	9,206,158	9,911,434	8,881,829	6,495,071
Non-current liabilities	5,009,173	5,120,469	3,914,862	3,168,657
Total liabilities	14,215,331	15,031,903	12,796,691	9,663,728
Share capital	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(69,370)	12,181	(35,298)	(51,005)
Retained earnings	6,238,989	6,063,359	7,031,163	6,050,562
Non-controlling interest	30,369	15,296	24,910	0
Total equity	10,240,180	10,131,028	11,060,967	10,039,749

(Unit : In millions of Won, except for per share data and number of  consolidated entities)

Description	For the year ended December 31, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010		For the year ended December 31, 2009
Revenue	29,429,668		24,291,289		25,511,535		20,037,701
Operating profit (loss)	912,368	(1)	(763,548	)(2)	1,688,560	(2)	1,114,846	(2)
Operating profit from continuing operations	236,345		(787,895)		1,159,234		1,117,778
Profit (loss) for the period	236,345		(787,895)		1,159,234		1,117,778
Profit (loss) attributable to:
Owners of the Company	233,204		(771,223)		1,156,343		1,117,778
Non-controlling interest	3,141		(16,672)		2,891		—
Basic earnings (loss) per share	652		(2,155)		3,232		3,124
Diluted earnings (loss) per share	652		(2,155)		3,152		3,124
Number of consolidated entities	20		18		16		11

(1)	Amendment to K-IFRS No. 1001 Presentation of Financial Statements adopted in the presentation of operating profit. After adoption of the amendment, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss. For additional information, see Note 2 of the notes to our audited consolidated financial statements as of and for the year ended December 31, 2012 attached hereto.
(2)	Reclassified to conform to the presentation for the year ended December 31, 2012.

B. Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	8,432,253	7,326,764	8,499,873	7,973,355
Quick assets	6,484,308	5,414,054	6,739,908	6,687,050
Inventories	1,947,945	1,912,710	1,759,965	1,286,305
Non-current assets	15,369,335	16,947,200	14,658,125	11,283,512
Investments	1,468,778	1,386,313	1,279,831	1,075,229
Property, plant and equipment, net	12,004,435	13,522,553	11,688,061	8,730,263
Intangible assets	488,663	479,510	483,260	340,885
Other non-current assets	1,407,459	1,558,824	1,206,973	1,137,135
Total assets	23,801,588	24,273,964	23,157,998	19,256,867
Current liabilities	9,132,943	9,485,333	8,453,869	6,120,663
Non-current liabilities	5,007,525	5,101,714	3,833,454	3,102,006
Total liabilities	14,140,468	14,587,047	12,287,323	9,222,669
Share capital	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(893)	(3,944)	(7,795)	(17,366)
Retained earnings	5,621,821	5,650,669	6,838,278	6,011,372
Total equity	9,661,120	9,686,917	10,870,675	10,034,198

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010		For the year ended December 31, 2009
Revenue	28,672,355		23,471,309		25,004,257		20,119,342
Operating profit (loss)	626,478	(1)	(1,051,042	)(2)	1,402,453	(2)	1,084,575	(2)
Operating profit (loss) from continuing operations	28,549		(991,032)		1,002,648		1,088,814
Profit (loss) for the period	28,549		(991,032)		1,002,648		1,088,814
Basic earnings (loss) per share	80		(2,770)		2,802		3,043
Diluted earnings (loss) per share	80		(2,770)		2,726		3,043

(1)	Amendment to K-IFRS No. 1001 Presentation of Financial Statements adopted in the presentation of operating profit. After adoption of the amendment, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss. For additional information, see Note 2 of the notes to our audited separate financial statements as of and for the year ended December 31, 2012 attached hereto.
(2)	Reclassified to conform to the presentation for the year ended December 31, 2012.

C. Consolidated subsidiaries (as of December 31, 2012)

Company	Primary Business		Location	Equity Interest
LG Display America, Inc.	Sales		U.S.A.	100%
LG Display Germany GmbH	Sales		Germany	100%
LG Display Japan Co., Ltd.	Sales		Japan	100%
LG Display Taiwan Co., Ltd.	Sales		Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales		China	100%
LG Display Shanghai Co., Ltd.	Sales		China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales		Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales		China	90%
LG Display Shenzhen Co., Ltd.	Sales		China	100%
LG Display Singapore Pte. Ltd.	Sales		Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales		China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales		China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales		China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales		China	70%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales		China	51%
Image & Materials, Inc.	Manufacturing and sales		Korea	100%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales		China	51%
LG Display U.S.A. Inc.	Manufacturing and sales		U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing		Mexico	100%
Nanumnuri Co., Ltd.(1)	Workplace services	(2)	Korea	100%

(1)	Formed as a wholly owned subsidiary in March 2012 in order to comply with Korean legal requirement for employers with 100 or more employees to employ disabled persons. We made a capital contribution of ￦800 million.
(2)	Includes workplace services such as janitorial, car washing, gym and cafe services.

D. Status of equity investment (as of December 31, 2012)

Company	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$260,000,000		September 24, 1999	100%
LG Display Germany GmbH	EUR960,000		November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000		October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000		May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,834,206,315		July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650		January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700		September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY895,904,754		August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY3,775,250		August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000		January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824		January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026		January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY525,016,000	(1)	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited	CNY17,062,560		October 25, 2010	51%
Image & Materials, Inc.	￦43,999,839,152		November 29, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY50,353,677		December 27, 2010	51%
LG Display U.S.A. Inc.	US$10,920,000		December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058		December 30, 2011	100%
Nanumnuri Co., Ltd.	￦800,000,000		March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY176,361,123		December 27, 2012	70%
Suzhou Raken Technology Co., Ltd.	CNY569,455,395		October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦33,648,000,000		March 25, 2005	40%
TLI Co., Ltd.	￦14,073,806,250	(2)	May 16, 2008	12%
AVACO Co., Ltd.	￦6,172,728,120		June 9, 2008	16%
Guangzhou New Vision Technology Research and Development Limited	CNY25,000,000		July 11, 2008	50%
NEW OPTICS, Ltd.	￦12,199,600,000		July 30, 2008	42%
LIG ADP Co., Ltd.	￦6,330,000,000		February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦11,900,000,000	(3)	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	￦6,066,658,000		June 24, 2009	40%
Global OLED Technology LLC	US$45,170,000		December 23, 2009	33%
LB Gemini New Growth Fund No. 16	￦15,487,847,109		December 7, 2009	31%
Can Yang Investment Ltd.	US$15,300,000		January 27, 2010	9%

Company	Investment Amount		Initial Equity Investment Date	Equity Interest
YAS Co., Ltd.	￦10,000,000,000		September 16, 2010	19%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$4,000,000		September 28, 2010	20%
Narae Nanotech Corporation	￦30,000,000,000		April 22, 2011	23%
Avatec Co., Ltd.	￦10,600,000,000	(4)	December 6, 2011	17%
Glonix Co., Ltd.	￦2,000,000,000		April 10, 2012	20%

(1)	In October 2012, we invested an additional CNY252 million in LG Display Yantai Co., Ltd.
(2)	As of the date of this annual report, our equity interest in TLI Co., Ltd. was diluted to 10.4% after holders of TLI Co., Ltd.’s warrant bonds exercised their right to shares.
(3)	As of the date of this annual report, our equity interest in Wooree E&L Co., Ltd. was diluted to 21.5% because we did not subscribe to any of the additional equity interests issued in Wooree E&L Co., Ltd.’s paid-in capital increase in January 2013.
(4)	As of the date of this annual report, our equity interest in Avatec Co., Ltd. was diluted to 16.3% because we did not subscribe to any of the additional interests issued in Avatec Co., Ltd.’s paid-in increase in January 2013.

13. Audit Information

A. Audit service

(Unit: In millions of Won, hours)

Description	2012	2011	2010
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	850 (285) (2)	850 (285) (2)	850 (585) (3)
Time required	16,792	16,154	16,646

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Compensation amount in ( ) is for K-IFRS audit of 2009 financial statements, Form 20-F filing and SOX 404 audit.

B. Non-audit service

Not applicable.

14. Management’s Discussion and Analysis of Financial Condition and Results of Operations

A. Risk relating to forward-looking statements

The annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B. Overview

Although challenges in our market environment persisted in 2012 as oversupply issues in the display industry and lingering difficulties in the general global economic environment continued to affect our business, we believe we were able to overcome these challenges and achieve the goals we had set for ourselves as we entered 2012. For example, our FPR 3D products increased their share of the global 3D panel market to nearly 50% in 2012. In addition, sales of our AH-IPS panels for use in mobile and tablet computer products increased further in 2012 and our AH-IPS panels allowed us to enter new product markets, such as the automotive display market. Furthermore, we continued to lead the market in high-resolution and large display panels as we acheived the production of our one billionth LCD display panel in October 2012 while continuing to pioneer new products, such as the 84-inch UHD display panel, which we began to mass produce in 2012

We also undertook efforts to prepare for the future and better position ourselves to nimbly respond to future evolution of the industry. In the beginning of 2012, we streamlined our management structure by restructuring our internal organization. In 2012, we also prepared a medium- to long-term strategy and a new vision for our company.

As a result of these efforts, we achieved record highs in quarterly revenue in the second and third quarters of 2012, and were able to record an operating profit of ￦912 billion on a record-breaking annual revenue of ￦29,430 billion.

C. Financial condition and results of operations

(1) Results of operations (Based on consolidated K-IFRS)

In 2012, we maintained our market-leading position in the display industry through a continued shift in our product mix toward increasingly higher proportions of differentiated products, such as our FPR 3D, Blade monitor, Shuriken notebook monitor, smartphone and tablet computer products. For example, the share of our FPR 3D products in the global 3D market increased to nearly 50%, and sales of our smartphone and tablet computer panels continued to grow in 2012. In the large-sized panel market, our products had the largest market share for two years in a row since 2011. Overall, our net display area shipped increased by 17% in 2012 as compared to 2011.

(Unit: In millions of Won)

Description	2012	2011	Changes
Revenue	29,429,668	24,291,289	5,138,379
Cost of sales	(26,424,756)	(23,081,322)	(3,343,434)
Gross profit	3,004,912	1,209,967	1,794,945
Selling expenses	(813,742)	(728,419)	(85,323)
Administrative expenses	(493,691)	(429,042)	(64,649)
Research and development expenses	(785,111)	(816,054)	30,943

Operating profit (loss)	912,368	(763,548)	1,675,916
Finance income	293,172	207,266	85,906
Finance costs	(436,696)	(363,309)	(73,387)
Other non-operating income	1,260,942	1,223,076	37,866
Other non-operating expenses	(1,614,040)	(1,400,491)	(213,549)
Equity income on investment, net	42,779	16,047	26,732
Profit (loss) before income tax	458,525	(1,080,959)	1,539,484
Income tax expense (benefit)	222,180	(293,064)	515,244
Profit (loss) for the period	236,345	(787,895)	1,024,240

(a) Selected financial ratios

Ratios	Calculation	2012 Ratio	2011 Ratio	Percentage Point Change
Current ratio	(current assets ÷ current liabilities) x 100	96.8%	79.3%	17.5%
Debt to equity ratio	(total liabilities ÷ total equity) x 100	138.8%	148.4%	(9.6)%
Operating margin	(results from operating activities ÷ revenue) x 100	3.1%	(3.1)%	6.2%
Net margin	(profit for the period ÷ revenue) x 100	0.8%	(3.2)%	4.0%
Return on assets	(profit for the period ÷ total assets) x 100	1.0%	(3.1)%	4.1%
Return on equity	(profit for the period ÷ total equity) x 100	2.3%	(7.8)%	10.1%
Net cash from operating activities to assets ratio	(net cash from operating activities ÷ total assets) x 100	18.7%	14.6%	4.1%

Ratios	Calculation	2012 Ratio
Revenue growth	(current year revenue ÷ prior year revenue) x 100 -1	21.2%
Operating profit growth	(current year results from operating activities ÷ prior year results from operating activities) x 100 -1	Not Applicable
Net profit growth	(current year profit ÷ prior year profit) x 100 -1	Not Applicable
Total assets growth	(current year end total assets ÷ prior year end total assets) x 100 -1	(2.8)%
Asset turnover	Revenue ÷ ((total assets at beginning of year + total assets at end of year) ÷ 2)	1.2

(b) Revenue and cost of sales

Our cost of sales as a percentage of revenue decreased by 5.2 percentage points from 95.0% in 2011 to 89.8% in 2012 primarily due to our continued efforts to maximize production capacity and minimize loss coupled with increases in sales of our differentiated products, which tend to command higher margins relative to other products in our product mix.

(Unit: In millions of Won, except percentages)

Description	2012	2011	Changes
			Amount	Percentage
Revenue	29,429,668	24,291,289	5,138,379	21.2%
Cost of sales	26,424,756	23,081,322	3,343,434	14.5%
Gross profit	3,004,912	1,209,967	1,794,945	148.3%
Cost of sales as a percentage of sales	89.8%	95.0%

(c) Sales by Category

Revenue from sales of panels for televisions as a percentage of total revenue generally decreased in 2012 compared to 2011, but within this category, the proportion of revenue from FPR 3D television panels and other high value-added television panels increased during the same period. Revenue from sales of panels for notebook computers as a percentage of total revenue increased by 2.7 percentage points in 2012 compared to 2011 due in part to increased demand and growth in our customer base for tablet personal computers included in this category of panels Revenue attributable to sales of panels for mobile applications and others as a percentage of total revenue increased by 2.5 percentage points in 2012 compared to 2011 due in part to an increase in demand for smartphones and growth in our customer base for such products.

Categories	2012	2011	Difference
Panels for televisions	45.9%	47.7%	(1.8)%
Panels for notebook computers	23.8%	21.1%	2.7%
Panels for desktop monitors	17.1%	20.5%	(3.4)%
Panels for mobile applications and others	13.2%	10.7%	2.5%

(d) Production capacity

Our annual production capacity increased by 2% in 2012 compared to 2011, in large part due to the successful ramp-up of P98.

(2) Financial condition (based on consolidated K-IFRS)

Our current assets increased by ￦1,057 billion from ￦7,858 billion as of December 31, 2011 to ￦8,915 billion as of December 31, 2012, and our non-current assets decreased by ￦1,764 billion from ￦17,305 billion as of December 31, 2011 to ￦15,541 billion as of December 31, 2012. Our current liabilities decreased by ￦705 billion from ￦9,911 billion as of December 31, 2011 to ￦9,206 billion as of December 31, 2012, and our non-current liabilities decreased by ￦111 billion from ￦5,120 billion as of December 31, 2011 to ￦5,009 billion as of December 31, 2012. Our total equity increased by ￦109 billion from ￦10,131 billion as of December 31, 2011 to ￦10,240 billion as of December 31, 2012.

(Unit: In millions of Won)

Description	2012	2011	Changes
Current assets	8,914,685	7,858,065	1,056,620
Non-current assets	15,540,826	17,304,866	(1,764,040)
Total assets	24,455,511	25,162,931	(707,420)
Current liabilities	9,206,158	9,911,434	(705,276)
Non-current liabilities	5,009,173	5,120,469	(111,296)
Total liabilities	14,215,331	15,031,903	(816,572)
Share capital	1,789,079	1,789,079	0
Share premium	2,251,113	2,251,113	0
Reserves	(69,370)	12,181	(81,551)
Retained earnings	6,238,989	6,063,359	175,630
Non-controlling interest	30,369	15,296	15,073
Total equity	10,240,180	10,131,028	109,152
Total liabilities and equity	24,455,511	25,162,931	(707,420)

In 2012, we continued our efforts to maximize production capacity and minimize loss and we also commenced mass production at P98 in July 2012, which led to an increase in production capacity. As a result of our increased production levels, our inventory increased by ￦73 billion from December 31, 2011 to December 31, 2012.

Net trade accounts and notes receivable as of December 31, 2012 was ￦3,334 billion, an increase of ￦594 billion from net trade accounts and notes receivable as of December 31, 2011. Trade accounts and notes receivable amounting to ￦1,851 billion (approximately US$1,728 million) and ￦1,631 billion (approximately US$1,414 million) were sold to financial institutions, but are current and outstanding, as of December 31, 2012 and 2011, respectively.

The book value of our total tangible assets as of December 31, 2012 was ￦13,108 billion, a decrease of ￦1,589 billion from the book value of our total tangible assets as of December 31, 2011. The decrease was primarily due to an increase in depreciation costs which outpaced increases resulting from investments in production facilities in Korea in the amount of ￦2,318 billion and in overseas facilities in the amount of ￦22 billion.

Trade accounts and notes payable as of December 31, 2012 was ￦4,147 billion, an increase of ￦364 billion from trade accounts and notes payable as of December 31, 2011. The increase was primarily due to an increase in our purchase of components and raw materials corresponding to an increase in our production levels in 2012.

Other accounts payable as of December 31, 2012 was ￦2,811 billion, a decrease of ￦1,182 billion from other accounts payable as of December 31, 2011. The decrease was primarily due to the repayment of accounts payable relating to P9 after its completion in June 2012.

(3) Liquidity and capital resources

In 2012, our net cash from operating activities amounted to ￦4,570 billion, our net cash used in financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate debentures, amounted to ￦48 billion, and our net cash used in investing activities, including the acquisition of tangible assets and our acquisition of investments in equity accounted investees, amounted to ￦3,688 billion.

In 2013, we expect that our capital expenditures on a cash out basis will be no more than ￦4 trillion or, on a delivery basis, between approximately ￦4 trillion and ￦4.5 trillion, primarily to fund the expansion of our OLED and LTPS-based panel production capacities, as well as other expansions and improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

(Unit: In millions of Won)

Description	2012	2011	Changes
Results (loss) from operating activities	912,368	(763,548)	1,675,916
Net cash provided by operating activities	4,569,695	3,665,858	903,837
Net cash provided by (used in) financing activities	(48,124)	(278,249)	230,125
Net cash used in investing activities	(3,688,185)	(3,494,461)	(193,724)
Cash and cash equivalents at December 31,	2,338,661	1,517,977	820,684

15. Board of Directors

A. Members of the board of directors

On March 8, 2013, Joon Park was newly appointed and Tae Shik Ahn was reappointed as outside directors at our annual general meeting of shareholders and William Y. Kim voluntarily resigned as an outside director. As of the date of this annual report, our board of directors are comprised of two non-outside directors, one non-standing director and four outside directors.

(as of the date of this annual report)

Name	Date of birth	Position	Experience	First elected
Sang Beom Han	June 18, 1955	Representative Director (non-outside), Chief Executive Officer and Executive Vice President	Head of LG Display TV Business Division	March 9, 2012
James (Hoyoung) Jeong	November 2, 1961	Director (non-outside) and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	February 29, 2008
Yu Sig Kang	November 3, 1948	Director (non-standing)	Vice Chairman, Representative Director, LG Corp.	March 11, 2011
Tae Sik Ahn	March 21, 1956	Outside Director	Professor, School of Business Administration, Seoul National University	March 12, 2010

William Y. Kim (1)	June 6, 1956	Outside Director	Partner, Ropes & Gray LLP	February 29, 2008
Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011
Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012

(1)	Although William Y. Kim voluntarily resigned as an outside director on March 8, 2013, he will remain as a member of the board of directors until Joon Park begins his term as an outside director, which is scheduled to begin on March 30, 2013.

B. Committees of the board of directors

As a result of the amendments to our articles of incorporation adopted by our shareholders on March 8, 2013, we currently have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(as of the date of this annual report)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, William Y. Kim(1), Jin Jang
Outside Director Nomination	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Dong Il Kwon, Jin Jang
Management Committee	2 non-outside directors	Sang Beom Han, James (Hoyoung) Jeong

(1)	Although William Y. Kim voluntarily resigned as an outside director on March 8, 2013, he will remain as a member of the audit committee until Joon Park begins his term as a member of the audit committee on on March 30, 2013.

C. Independence of directors

-	Outside director: Independent

-	Non-outside director: Not independent

-	Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us.

16. Information Regarding Shares

A. Total number of shares

(1) Total number of shares authorized to be issued (as of December 31, 2012): 500,000,000 shares.

(2) Total shares issued and outstanding (as of December 31, 2012): 357,815,700 shares.

B. Shareholder list

(1) Largest shareholder and related parties as of December 31, 2012:

Name	Relationship	Number of Shares of Common Stock	Equity Interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	930	0.0%

(2) Shareholders who are known to us to own 5% or more of our shares as of December 31, 2012:

Beneficial Owner	Number of Shares of Common Stock	Equity Interest
LG Electronics	135,625,000	37.9%
National Pension Service	19,541,368	5.5%

17. Directors and Employees

A. Directors

(1) Remuneration for directors in 2012

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (5)	Remarks
Non-outside directors	3	3,200	(3)(4)	1,067	—
Outside directors who are not audit committee members	1	55		66	—
Outside directors who are audit committee members	3	168		56	—
Total	7	1,186		—	—

(1)	Number of directors as at December 31, 2012.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Includes remuneration and severance for Young Soo Kwon whose term as CEO ended on March 9, 2012.
(5)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2012.

(2) Stock option

The following table sets forth certain information regarding our stock options as of December 31, 2012.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period (2)		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options (1)	Number of Exercisable Options (1)
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.
(2)	On April 7, 2012, all outstanding stock options expired unexercised.

B. Employees

As of December 31, 2012, we had 34,657 employees (excluding our executive officers). The total amount of salary paid to our employees for the year ended December 31, 2012 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦1,653,773 million. The following table provides details of our employees as of December 31, 2012:

(Unit: person, in millions of Won, year)

	Number of Employees (1)	Total Salary in 2012 (2) (3) (4)	Per Capita Salary (5)	Average Years of Service
Male	23,978	1,258,255	52	5.3
Female	10,679	395,518	37	3.4
Total	34,657	1,653,773	47	4.7

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2012 was ￦317,272 million and the per capita welfare benefit provided was ￦9.1 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Per Capita Salary is calculated using the average number of employees (male: 24,178, female: 10,658) for the year ended December 31, 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011 and its financial performance and its consolidated cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the consolidated financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

As discussed in note 2 (e) to the consolidated financial statements, the Group adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and presented operating profit or loss as an amount of revenue less cost of sales, selling and administrative expense, and research and development expenses in the consolidated statement of comprehensive income for the year ended December 3 1, 2012. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative consolidated statement of comprehensive loss for the year ended December 31, 2011.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 15, 2013

This report is effective as of February 15, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents	6, 13	￦	2,338,661	1,517,977
Deposits in banks	6, 13		315,092	815,000
Trade accounts and notes receivable, net	7, 13, 19, 22		3,334,341	2,740,107
Other accounts receivable, net	7, 13		199,007	212,870
Other current financial assets	9, 13		3,828	3,297
Inventories	8		2,390,007	2,317,370
Prepaid income taxes			8,483	8,522
Other current assets	7		325,266	242,922

Total current assets			8,914,685	7,858,065
Investments in equity accounted investees	10		402,158	385,145
Other non-current financial assets	9, 13		86,432	84,548
Deferred tax assets	29		1,294,813	1,424,005
Property, plant and equipment, net	11, 23		13,107,511	14,696,849
Intangible assets, net	12, 23		497,602	535,114
Other non-current assets	7		152,310	179,205

Total non-current assets			15,540,826	17,304,866

Total assets		￦	24,455,511	25,162,931

Liabilities
Trade accounts and notes payable	13, 22	￦	4,147,036	3,782,627
Current financial liabilities	13, 14		1,015,272	894,972
Other accounts payable	13		2,811,161	3,992,671
Accrued expenses			412,055	267,595
Income tax payable			56,521	58,259
Provisions	18		250,984	279,403
Advances received			485,468	616,351
Other current liabilities	18		27,661	19,556

Total current liabilities			9,206,158	9,911,434
Non-current financial liabilities	13, 14		3,440,585	3,722,364
Non-current provisions	18		6,515	5,400
Deferred tax liabilities	29		—	240
Employee benefits	17		180,640	146,638
Long-term advances received	19		1,049,678	668,914
Other non-current liabilities	18		331,755	576,913

Total non-current liabilities			5,009,173	5,120,469

Total liabilities			14,215,331	15,031,903

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(69,370)	12,181
Retained earnings			6,238,989	6,063,359

Total equity attributable to equity holders of the Company			10,209,811	10,115,732

Non-controlling interests			30,369	15,296

Total equity			10,240,180	10,131,028

Total liabilities and equity		￦	24,455,511	25,162,931

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(In millions of won, except earnings per share)	Note	2012		2011
Revenue	22, 23, 24	￦	29,429,668	24,291,289
Cost of sales	8, 22		(26,424,756)	(23,081,322)

Gross profit			3,004,912	1,209,967
Selling expenses	16		(813,742)	(728,419)
Administrative expenses	16		(493,691)	(429,042)
Research and development expenses			(785,111)	(816,054)

Operating profit (loss)			912,368	(763,548)

Finance income	27		293,172	207,266
Finance costs	27		(436,696)	(363,309)
Other non-operating income	25		1,260,942	1,223,076
Other non-operating expenses	25		(1,614,040)	(1,400,491)
Equity income on investments, net			42,779	16,047

Profit (loss) before income tax			458,525	(1,080,959)
Income tax expense (benefit)	28		222,180	(293,064)

Profit (loss) for the year			236,345	(787,895)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	27,28		4,764	2,700
Defined benefit plan actuarial losses	17,28		(75,899)	(23,732)
Cumulative translation differences	27,28		(86,320)	47,443
Loss on sales of own shares of associates accounted for using the equity method	28		(48)	(214)
Income tax benefit on other comprehensive income items	28		17,282	4,958

Other comprehensive income (loss) for the year, net of income tax			(140,221)	31,155

Total comprehensive income (loss) for the year		￦	96,124	(756,740)

Profit (loss) attributable to:
Owners of the Controlling Company		￦	233,204	(771,223)
Non-controlling interests			3,141	(16,672)

Profit (loss) for the year		￦	236,345	(787,895)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		￦	94,079	(741,417)
Non-controlling interests			2,045	(15,323)

Total comprehensive income (loss) for the year		￦	96,124	(756,740)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	30	￦	652	(2,155)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

	Attributable to owners of the Controlling Company
				Cumulative
				net gain on
	Share		Share	sales of own shares	Translation	Fair value	Retained	Non-controlling	Total
(In millions of won)	capital		premium	of associates	reserve	reserve	earnings	interest	equity

Balances at January 1, 2011	￦	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	(771,223)	(16,672)	(787,895)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	1,704	—	—	1,704
Cumulative translation differences, net of tax		—	—	—	45,989	—	—	1,349	47,338
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(17,673)	—	(17,673)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(214)	—	—	—	—	(214)

Total other comprehensive income (loss)		—	—	(214)	45,989	1,704	(17,673)	1,349	31,155

Total comprehensive income (loss) for the year	￦	—	—	(214)	45,989	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Total comprehensive income (loss) for the year
Income for the year		—	—	—	—	—	233,204	3,141	236,345
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	3,790	—	—	3,790
Cumulative translation differences, net of tax		—	—	—	(85,293)	—	—	(1,096)	(86,389)
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	(85,293)	3,790	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	￦	—	—	(48)	(85,293)	3,790	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Profit (loss) for the year		￦	236,345	(787,895)
Adjustments for:
Income tax expense (benefit)	28		222,180	(293,064)
Depreciation	11, 15		4,196,487	3,413,450
Amortization of intangible assets	12, 15		272,925	237,996
Gain on foreign currency translation			(234,912)	(85,804)
Loss on foreign currency translation			73,391	132,295
Retirement allowance	17, 26		138,879	113,970
Reversal of stock compensation expense	16		(3)	(469)
Gain on disposal of property, plant and equipment			(5,925)	(740)
Loss on disposal of property, plant and equipment			3,728	862
Impairment loss on property, plant and equipment			—	3,589
Loss on disposal of intangible assets			704	1,588
Impairment loss on intangible assets			40,012	5,574
Finance income			(133,711)	(59,542)
Finance costs			209,104	238,737
Equity in income of equity method accounted investees, net	10		(42,779)	(16,047)
Other non-operating income			(8,232)	(19,122)
Other non-operating expense			560,458	210,008

			5,292,306	3,883,281
Change in trade accounts and notes receivable			(1,456,943)	296,691
Change in other accounts receivable			15,515	(90,398)
Change in other current assets			(46,216)	11,010
Change in inventories			(72,637)	(102,153)
Change in other non-current assets			(47,872)	(39,796)
Change in trade accounts and notes payable			440,883	792,128
Change in other accounts payable			(292,443)	97,686
Change in accrued expenses			158,698	(158,640)
Change in other current liabilities			359,132	(5,384)
Change in long-term advance received			789,670	281,975
Change in other non-current liabilities			2,453	13,770
Change in provisions			(390,974)	(208,390)
Change in defined benefit liabilities			(180,599)	(69,727)

			(721,333)	818,772
Cash generated from operating activities			4,807,318	3,914,158
Income taxes paid			(77,643)	(162,266)
Interest received			33,302	65,600
Interest paid			(193,282)	(151,634)

Net cash from operating activities		￦	4,569,695	3,665,858

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	2012		2011
Cash flows from investing activities:
Dividends received	￦	686	6,130
Proceeds from withdrawal of deposits in banks		913,500	2,401,500
Increase in deposits in banks		(413,512)	(1,713,500)
Acquisition of investments in equity accounted investees		(6,599)	(53,226)
Proceeds from disposal of investments in equity accounted investees		3,938	2,045
Acquisition of property, plant and equipment		(3,972,479)	(4,063,070)
Proceeds from disposal of property, plant and equipment		58,846	643
Acquisition of intangible assets		(285,888)	(215,286)
Grants received		3,962	1,605
Proceeds from settement of derivatives		742	23,784
Increase in short-term loans		(10)	—
Proceeds from collection of short-term loans		—	92
Acquisition of other non-current financial assets		(55,276)	(59,444)
Proceeds from disposal of other non-current financial assets		63,905	174,266

Net cash used in investing activities		(3,688,185)	(3,494,461)

Cash flows from financing activities:
Proceeds from short-term borrowings		3,455,548	1,292,804
Repayments of short-term borrowings		(3,441,632)	(2,483,997)
Proceeds from issuance of debentures		298,783	1,145,209
Proceeds from long-term debt		494,000	941,921
Repayments of current portion of long-term debt		(867,851)	(1,000,987)
Increase in non-controlling interest		13,028	5,709
Payment of cash dividend		—	(178,908)

Net cash used in financing activities		(48,124)	(278,249)

Net increase (decrease) in cash and cash equivalents		833,386	(106,852)
Cash and cash equivalents at January 1		1,517,977	1,631,009
Effect of exchange rate fluctuations on cash held		(12,702)	(6,180)

Cash and cash equivalents at December 31	￦	2,338,661	1,517,977

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2012, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	California, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 260
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95
LG Display Germany GmbH	Dusseldorf, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. zo. o. (*3)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	90%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116
LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 525
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	51%	December 31	September 26, 2010	Manufacture and sell e-Book devices	CNY 33
Image&Materials, Inc. (*6)	Domestic	100%	December 31	May 17, 2006	Manufacture EPD materials	KRW 1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY 99

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	Texas, U.S.A.	100%	December 31	October 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd. (*7)	Domestic	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display China Co., Ltd. (*8)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 252

(*1)	In June 2012, the Controlling Company contributed ￦ 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In May 2012, the Controlling Company invested ￦ 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*4)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put options are exercisable after five years from the date of acquisition with no stated expiration date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012, Continued

(*5)	In October 2012, the Controlling Company contributed ￦ 43,860 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There were no changes in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.
(*6)	In February 2012, the Controlling Company contributed ￦ 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of this additional investment.
(*7)	In March 2012, the Controlling Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company founded as a Standard Workplace for the Disabled under the Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with an investment of ￦ 800 million in cash.
(*8)	The Controlling Company entered into an agreement with Shenzhen SKYWORTH-RGB Electronics Co., Ltd. and Guangzhou GET Technologies Development Co., Ltd. to manufacture and sell TFT-LCD products and incorporated LG Display China Co., Ltd. in Guangzhou, China. The Controlling Company invested ￦ 30,399 million in cash for a 70% controlling equity interest in LG Display China Co., Ltd.

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2012				2012
Company	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,818,414	1,949,396	(130,982)	9,236,622	(4,645)
LG Display Japan Co., Ltd.		207,085	186,744	20,341	1,401,933	2,247
LG Display Germany GmbH		615,325	590,165	25,160	4,387,621	5,154
LG Display Taiwan Co., Ltd.		319,808	280,343	39,465	2,687,636	3,113
LG Display Nanjing Co., Ltd.		621,923	76,907	545,016	559,706	43,962
LG Display Shanghai Co., Ltd.		990,912	962,109	28,803	3,694,307	7,739
LG Display Poland Sp. zo.o.		247,017	69,111	177,906	89,911	872
LG Display Guangzhou Co., Ltd.		2,193,321	1,567,033	626,288	2,751,526	159,042
LG Display Shenzhen Co., Ltd.		354,416	342,778	11,638	2,570,699	1,449
LG Display Singapore Pte. Ltd.		526,439	519,087	7,352	1,305,073	2,916
L&T Display Technology (Xiamen) Limited		37,423	42,888	(5,465)	9,211	5,198
L&T Display Technology (Fujian) Limited		255,465	218,245	37,220	1,001,003	10,033
LG Display Yantai Co., Ltd.		668,923	542,201	126,722	458,250	32,084
L&I Electronic Technology (Dongguan) Limited		342	6,318	(5,976)	2,810	(6,428)
Image&Materials, Inc.		3,765	9,092	(5,327)	66	(11,287)
LUCOM Display Technology (Kunshan) Limited		46,229	36,417	9,812	109,358	(2,268)
LG Display U.S.A., Inc.(*)		50,503	36,907	13,596	135,470	1,294
Nanumnuri Co., Ltd.		1,135	537	598	2,720	(202)
LG Display China Co., Ltd.		93,684	50,590	43,094	—	(204)

	￦	9,052,129	7,486,868	1,565,261	30,403,922	250,069

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2011				2011
Company	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	875,539	1,098,035	(222,496)	5,788,697	3,267
LG Display Japan Co., Ltd.		175,612	153,762	21,850	1,965,315	1,369
LG Display Germany GmbH		781,216	759,743	21,473	3,475,842	3,522
LG Display Taiwan Co., Ltd.		879,023	842,467	36,556	2,893,775	2,286
LG Display Nanjing Co., Ltd.		646,161	109,681	536,480	569,760	42,328
LG Display Shanghai Co., Ltd.		863,155	840,581	22,574	3,428,814	6,379
LG Display Poland Sp. zo.o.		276,114	104,506	171,608	117,584	16,822
LG Display Guangzhou Co., Ltd.		1,412,071	909,711	502,360	2,736,682	150,105
LG Display Shenzhen Co., Ltd.		168,196	157,321	10,875	2,072,182	2,973
LG Display Singapore Pte. Ltd.		551,109	546,541	4,568	1,146,402	(2,282)
L&T Display Technology (Xiamen) Limited		106,834	117,739	(10,905)	336,436	(31,862)
L&T Display Technology (Fujian) Limited		246,600	217,370	29,230	712,435	7,507
LG Display Yantai Co., Ltd.		439,909	384,526	55,383	328,476	6,493
L&I Electronic Technology (Dongguan) Limited		8,094	7,918	176	7,350	(4,689)
Image&Materials, Inc.		13,512	10,551	2,961	210	(1,086)
LUCOM Display Technology (Kunshan) Limited		41,934	29,221	12,713	30,035	(4,981)
LG Display U.S.A., Inc.(*)		12,686	—	12,686	—	—

	￦	7,497,765	6,289,673	1,208,092	25,609,995	198,151

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

1.	Reporting Entity, Continued

(d)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2012

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦128,751
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets	3,596
Global OLED Technology LLC	Virginia, U.S.A	33%	December 31	December 2009	Managing and licensing OLED patents	36,164
Paju Electric Glass Co., Ltd.	Domestic	40%	December 31	January 2005	Manufacture electric glass for FPDs	82,855
TLI Inc.	Domestic	12%	December 31	October 1998	Manufacture and sell semiconductor parts	6,961
AVACO Co., Ltd.	Domestic	16%	December 31	January 2001	Manufacture and sell equipment for FPDs	10,964
New Optics LTD.	Domestic	42%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	25,064
LIG ADP Co., Ltd.	Domestic	13%	December 31	January 2001	Develop and manufacture the equipment for FPDs	1,730
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)	Domestic	30%	December 31	June 2008	Manufacture LED back light unit packages	23,549
Dynamic Solar Design Co., Ltd.	Domestic	40%	December 31	April 2009	Develop and manufacture equipment for solar battery and FPDs	69
LB Gemini New Growth Fund No. 16	Domestic	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	13,680
Can Yang Investments Limited	Hong Kong	9%	December 31	January 2010	Develop and manufacture and sell LED parts	13,856

1.	Reporting Entity, Continued

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
YAS Co., Ltd.	Domestic	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	December 31	August 2010	Manufacture LED Packages		3,449
Narenanotech Corporation	Domestic	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		26,448
Avatec. Co., Ltd.	Domestic	17%	December 31	August 2000	Manufacture and sell glass for FPDs		14,685
Glonix Co., Ltd.	Domestic	20%	December 31	October 2006	Manufacture and sell LCD		928

						￦	402,158

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 8, 2013.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value,

•	financial instruments at fair value through profit or loss are measured at fair value,

•	available-for-sale financial assets are measured at fair value,

•	liabilities for cash-settled share-based payment arrangements are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(j) and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e)	Changes in accounting policies

(i) Disclosures of Financial Instruments

The Group has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Group derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Group’s continuing involvement in derecognized financial assets shall be additionally disclosed.

(ii) Presentation of Operating Profit or Loss in the Consolidated Statement of Comprehensive Income

The Group has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the consolidated statement of comprehensive income (loss) for the year ended December 31, 2012. Before the adoption of the amendment, the Group presented operating profit or loss as an amount of revenue plus other income less cost of sales, selling and administrative expenses, research and development expenses and other expenses.

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies, Continued

The Group has applied the amendment retrospectively, and accordingly restated the comparative consolidated statement of comprehensive loss for the year ended December 31, 2011. The impact upon adoption of the amendment is as follows:

(In millions of won)	2012		2011
Operating profit (loss) before adoption of the amendment	￦	574,557	(924,336)
Deductions:
Rental income		(7,253)	(6,325)
Foreign currency gain		(1,228,847)	(1,190,793)
Gain on disposal of property, plant and equipment		(5,925)	(740)
Reversal of allowance for doubtful accounts for other receivables		(521)	—
Commission earned		(3,867)	(8,630)
Others		(14,457)	(16,588)

		(1,260,870)	(1,223,076)

Additions:
Other bad debt expense		9	849
Foreign currency loss		1,095,280	1,220,143
Loss on disposal of property, plant and equipment		3,728	862
Impairment loss on property, plant and equipment		—	3,589
Loss on disposal of intangible assets		704	1,588
Impairment loss on intangible assets		40,012	5,574
Expenses related to legal proceedings or claims and others		458,948	151,259

		1,598,681	1,383,864

Operating profit (loss) after adoption of the amendment	￦	912,368	(763,548)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries, where control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves is allocated to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence over the financial and operating policies, but not control. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement that requires unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gains or losses, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant accumulative amount in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount in other comprehensive income is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. The valuation loss of inventories recognized as cost (cost of sales) amounted to ￦ 135,720 million and ￦ 133,341 million for the years ended December 31, 2012 and 2011, respectively.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013 and have not been adopted early in preparing these consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(q)	New Standards and Interpretations Not Yet Adopted, Continued

(i) K-IFRS No. 1110, Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

(ii) K-IFRS No. 1111, Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standard is effective for annual periods beginning on or after January 1, 2013.

(iii) K-IFRS No. 1112, Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The standards are effective for annual periods beginning on or after January 1, 2013.

(iv) Amendments to K-IFRS No. 1019, Employee Benefits

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

(v) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(vi) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

4.	Determination of Fair Value, Continued

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

(iv) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

(v) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group has not entered into any interest rate swap contracts as of December 31, 2012 and 2011 to hedge interest rate risk.

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2012		December 31, 2011
Total liabilities	￦	14,215,331	15,031,903
Total equity		10,240,180	10,131,028
Cash and deposits in banks (*1)		2,653,753	2,332,977
Borrowings		4,455,857	4,610,367
Total liabilities to equity ratio		139%	148%
Net borrowings to equity ratio (*2)		18%	22%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Cash and cash equivalents
Demand deposits	￦	2,338,661	1,517,977

Deposits in banks
Time deposits	￦	300,092	800,000
Restricted cash		15,000	15,000

	￦	315,092	815,000

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Trade, net	￦	2,584,226	2,113,912
Due from related parties		750,115	626,195

	￦	3,334,341	2,740,107

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Non-trade accounts receivable, net	￦	189,924	197,300
Accrued income		9,073	15,570
Short-term loans		10	—

	￦	199,007	212,870

Due from related parties included in other accounts receivable, as of December 31, 2012 and 2011 are ￦ 1,792 million and ￦ 1,772 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Advance payments	￦	10,514	12,115
Prepaid expenses		45,058	42,208
Value added tax refundable		260,353	188,599
Others		9,341	—

	￦	325,266	242,922

Non-current assets
Long-term prepaid expenses	￦	144,023	157,344
Others		8,287	21,861

	￦	152,310	179,205

8.	Inventories

Inventories at the reporting date are as follows:

	December 31, 2012				December 31, 2011
(In millions of won)	Acquisition cost		Valuation allowance	Book value	Acquisition cost	Valuation allowance	Book value
Finished goods	￦	1,098,804	(54,679)	1,044,125	947,046	(25,110)	921,936
Work-in-process		682,478	(29,218)	653,260	818,666	(46,460)	772,206
Raw materials		383,857	(13,204)	370,653	475,378	(17,293)	458,085
Supplies		360,588	(38,619)	321,969	209,621	(44,478)	165,143

	￦	2,525,727	(135,720)	2,390,007	2,450,711	(133,341)	2,317,370

The amount of the inventories recognized as cost (cost of sales) is as follows;

(In millions of won)	December 31, 2012		December 31, 2011
Inventories recognized as cost of sales	￦	26,424,756	23,081,322

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Deposits	￦	3,828	3,297

Non-current assets
Guarantee deposits with banks	￦	16	95
Available-for-sale financial assets		16,136	13,682
Deposits		59,034	70,171
Long-term loans		—	600
Long-term other accounts receivable		11,246	—

	￦	86,432	84,548

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
E Ink Holdings, Inc.	￦	—	6,319
Intellectual Discovery, Ltd.		2,673	2,673
Siliconworks Co., Ltd.		10,505	—
Formosa Epitaxy, Inc. (“Formosa”)		—	1,735
Other		120	117

	￦	16,136	13,682

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)	Carrying value
Company	December 31, 2012		December 31, 2011
Suzhou Raken Technology Ltd.	￦	128,751	133,000
Guangzhou New Vision Technology Research and Development Limited		3,596	3,814
Global OLED Technology LLC		36,164	44,147
Paju Electric Glass Co., Ltd.		82,855	69,395
TLI Inc. (*)		6,961	16,410
AVACO Co., Ltd. (*)		10,964	7,328
New Optics Ltd.		25,064	10,986
LIG ADP Co., Ltd.(*)		1,730	2,745
WooRee E&L Co. Ltd (formerly, WooRee LED Co., Ltd.)		23,549	15,080
Dynamic Solar Design Co., Ltd.		69	1,538
LB Gemini New Growth Fund No.16		13,680	13,658
Can Yang Investments Limited		13,856	14,488
YAS Co., Ltd.		9,409	9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.		3,449	4,173
Narenanotech Corporation		26,448	27,969
Avatec. Co., Ltd.(*)		14,685	10,600
Glonix Co., Ltd.		928	—

	￦	402,158	385,145

(*)	Based on quoted market prices at December 31, 2012, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦ 6,961 million, ￦ 15,169 million, ￦ 7,320 million and ￦ 27,958 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2012 and 2011 amounted to ￦ 204 million and ￦ 6,130 million, respectively.

10.	Investments in Equity Accounted Investees, Continued

Summary of the financial information of equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a)	Summary of the financial information of investments in joint ventures is as follows:

(In millions of won)
	December 31, 2012								2012
Company	Ownership (%)	Current assets		Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	586,067	126,384	712,451	457,414	—	457,414	1,967,587	1,956,084	11,503
Guangzhou New Vision Technology Research and Development Limited	50		7,183	9	7,192	1	—	1	232	225	7
Global OLED Technology LLC	33		7,955	104,155	112,110	1,184	434	1,618	2,402	17,972	(15,570)

(In millions of won)
	December 31, 2011								2011
Company	Ownership (%)	Current assets		Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	694,315	149,727	844,042	585,001	—	585,001	1,744,325	1,732,866	11,459
Guangzhou New Vision Technology Research and Development Limited	50		7,470	159	7,629	1	—	1	95	532	(437)
Global OLED Technology LLC	33		12,566	122,823	135,389	505	—	505	5,245	17,113	(11,868)

(*)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information of associates at the reporting date is as follows:

(In millions of won)	December 31, 2012					2012
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	424,805	214,271	210,534	998,899	51,985
TLI Inc. (*1,4)	12		117,704	18,390	99,314	59,563	(2,087)
AVACO Co., Ltd. (*1,2)	16		129,416	34,943	94,473	91,000	1,973
New Optics Ltd.	42		178,569	110,333	68,236	553,397	36,989
LIG ADP Co., Ltd. (*1)	13		74,355	40,208	34,147	18,103	(18,095)
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		382,032	313,680	68,352	475,204	20,485
Dynamic Solar Design Co., Ltd. (*4)	40		2,414	15	2,399	—	(1,447)
LB Gemini New Growth Fund No.16 (*5)	31		45,070	429	44,641	2,526	590
Can Yang Investments Limited (*1, 6)	9		259,547	112,825	146,722	56,614	(3,484)
YAS Co., Ltd.(*1)	19		29,508	9,411	20,097	15,349	(2,970)
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		17,862	619	17,243	4,868	(2,671)
Narenanotech Corporation	23		103,305	30,166	73,139	55,164	5,841
Avatec. Co., Ltd. (*7)	17		98,266	11,788	86,478	75,596	18,130
Glonix Co., Ltd. (*8)	20		27,534	22,852	4,682	11,530	(6,094)

(In millions of won)	December 31, 2011					2011
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	384,421	202,609	181,812	885,492	53,459
TLI Inc. (*1,4)	12		113,566	14,317	99,249	47,893	2,832
AVACO Co., Ltd. (*1,2)	20		127,373	54,227	73,146	238,589	7,381
New Optics Ltd.	42		163,443	141,532	21,911	562,927	(15,659)
LIG ADP Co., Ltd. (*1)	13		109,520	55,811	53,709	109,388	2,220
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		160,520	128,441	32,079	226,597	8,750
Dynamic Solar Design Co., Ltd. (*4)	40		3,887	41	3,846	6	(2,150)
LB Gemini New Growth Fund No.16 (*5)	31		45,072	502	44,570	4,545	2,544
Can Yang Investments Limited (*1, 6)	12		334,224	209,233	124,991	18,707	(17,424)
YAS Co., Ltd.(*1)	19		34,534	11,515	23,019	25,408	6,830
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,418	1,553	20,865	74	(3,134)
Narenanotech Corporation	23		103,894	36,596	67,298	43,946	(3,711)
Avatec. Co., Ltd. (*7)	20		63,529	13,537	49,992	44,327	6,640

10.	Investments in Equity Accounted Investees, Continued

(*1)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and Avatec Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2012, the Controlling Company’s ownership in AVACO CO., Ltd. was reduced from 20% to 16% because the Controlling Company did not participate in AVACO Co., Ltd.’s capital increase.
(*3)	As of December 31, 2012 and 2011, the Controlling Company’s percentage ownership in the investee represents the Controlling Company’s holdings of common shares over total common shares issued.
(*4)	During 2012, the Controlling Company recognized an impairment loss of ￦ 890 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired for developing, manufacturing and selling solar battery and Flat Panel Display (“FPD”). Furthermore during 2012, the Controlling Company recognized an impairment loss of ￦ 9,115 million for the difference between the carrying amount of and the recoverable amount from the investment in TLI Inc., which was acquired for manufacturing and selling semiconductor parts used in display panels.
(*5)	The Controlling Company is a member of the limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In 2012, the Controlling Company received ￦ 3,571 million from the Fund as capital distribution and made additional cash investments of ￦ 1,533 million each in the Fund in September, November, and December of 2012, respectively. Despite the receipt from the fund and additional investments, there were no changes in the Controlling Company’s ownership percentage in the Fund. The Controlling Company is committed to make additional investments of up to an aggregate of ￦ 30,000 million.
(*6)	In 2012, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Controlling Company did not participate in Can Yang Investments Limited’s capital increase.
(*7)	In 2012, the Controlling Company’s ownership in Avatec Co., Ltd. was reduced from 20% to 17% because the Controlling Company did not participate in Avatec Co., Ltd.’s capital increase.
(*8)	In April 2012, the Controlling Company acquired 4,000,000 common shares (20)% of GLONIX Co., Ltd., which manufactures liquid crystal displays, for ￦ 2,000 million. As of December 31, 2012, 20% of GLONIX Co., Ltd. is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

10.	Investments in Equity Accounted Investees, Continued

Changes in investments in equity accounted investees for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
Company	January 1		Acquisition/ Disposal	Dividends received	Equity profit (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Suzhou Raken Technology Ltd.	￦	133,000	—	—	3,660	(7,909)	—	128,751
Guangzhou New Vision Technology Research and Development Limited		3,814	—	—	4	(222)	—	3,596
Global OLED Technology LLC		44,147	—	—	(5,096)	(2,887)	—	36,164
Paju Electric Glass Co., Ltd.		69,395	—	—	22,765	(9,305)	—	82,855
TLI Inc.		16,410	—	—	(213)	(121)	(9,115)	6,961
AVACO Co., Ltd.		7,328	(366)	(204)	2,199	14	1,993	10,964
New Optics Ltd.		10,986	—	—	15,064	(986)	—	25,064
LIG ADP Co., Ltd.)		2,745	—	—	(826)	(189)	—	1,730
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)		15,080	—	—	6,057	2,412	—	23,549
Dynamic Solar Design Co., Ltd.)		1,538	—	—	(579)	—	(890)	69
LB Gemini New Growth Fund No.16		13,658	1,027	—	181	(1,186)	—	13,680
Can Yang Investments Limited		14,488	—	—	(371)	(1,245)	984	13,856
YAS Co., Ltd.		9,814	—	—	(414)	9	—	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,173	—	—	(534)	(190)	—	3,449
Narenanotech Corporation		27,969	—	—	(1,521)	—	—	26,448
Avatec. Co., Ltd.		10,600	—	—	3,465	31	589	14,685
Glonix Co., Ltd.		—	2,000	—	(1,062)	(10)	—	928

	￦	385,145	2,661	(204)	42,779	(21,784)	(6,439)	402,158

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)	2011
Company	January 1		Acquisition/ Disposal	Dividends received	Equity profit (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Suzhou Raken Technology Ltd.	￦	114,402	—	—	11,355	7,243	—	133,000
Guangzhou New Vision Technology Research and Development Limited		3,540	—	—	(129)	403	—	3,814
Global OLED Technology LLC		47,594	—	—	(3,884)	437	—	44,147
Paju Electric Glass Co., Ltd.		45,947	4,400	(4,402)	18,551	4,899	—	69,395
TLI Inc.		16,614	—	(242)	299	60	(321)	16,410
AVACO Co., Ltd.		6,998	—	(336)	96	555	15	7,328
New Optics Ltd.		17,261	—	—	(6,220)	(55)	—	10,986
LIG ADP Co., Ltd.)		4,037	—	(300)	(847)	(126)	(19)	2,745
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)		12,448	—	—	2,587	45	—	15,080
Dynamic Solar Design Co., Ltd.)		5,776	—	—	(860)	—	(3,378)	1,538
RPO, Inc.		11,268	—	—	(546)	144	(10,866)	—
LB Gemini New Growth Fund No.16		7,949	6,181	(850)	779	(401)	—	13,658
Can Yang Investments Limited		16,999	—	—	(2,019)	(899)	407	14,488
YAS Co., Ltd.		10,124	—	—	(458)	4	144	9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	—	—	(627)	225	—	4,173
Narenanotech Corporation		—	30,000	—	(2,030)	(1)	—	27,969
Avatec. Co., Ltd.		—	10,600	—	—	—	—	10,600

	￦	325,532	51,181	(6,130)	16,047	12,533	(14,018)	385,145

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025
Accumulated depreciation as of January 1, 2012		—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)
Accumulated impairment loss as of January 1, 2012	￦	—	—	(138)	(3,222)	—	(229)	(3,589)

Book value as of January 1, 2012		444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849
Additions		—	—	—	—	2,726,336	—	2,726,336
Depreciation		—	(235,016)	(3,873,305)	(68,643)	—	(19,523)	(4,196,487)
Disposals		(2,787)	(7,010)	(42,127)	(1,085)	—	(3,641)	(56,650)
Others (*2)		(473)	1,420,649	3,762,658	47,981	(5,251,832)	18,615	(2,402)
Effect of movements in exchange rates		—	(28,092)	(22,684)	(2,034)	(2,379)	(984)	(56,173)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511

Acquisition cost as of December 31, 2012	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447

Accumulated depreciation as of December 31, 2012	￦	—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)

Accumulated impairment loss as of December 31, 2012	￦	—	—	—	—	—	—	—

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	￦	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108
Accumulated depreciation as of January 1, 2011		—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Book value as of January 1, 2011		442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401
Additions		—	—	—	—	5,264,019	—	5,264,019
Depreciation		—	(193,120)	(3,141,295)	(61,324)		(17,711)	(3,413,450)
Impairment loss		—	—	(138)	(3,222)	—	(229)	(3,589)
Disposals		—	(166)	(563)	(366)	—	(15)	(1,110)
Others (*2)		1,290	278,471	4,091,712	74,323	(4,478,639)	32,843	—
Effect of movements in exchange rates		—	9,843	18,757	2,163	5,537	883	37,183
Subsidy received		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	￦	444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849

Acquisition cost as of December 31, 2011	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025

Accumulated depreciation as of December 31, 2011	￦	—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of December 31, 2011	￦	—	—	(138)	(3,222)	—	(229)	(3,589)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Capitalized borrowing costs	￦	24,612	23,139
Capitalization rate		3.29%	3.65%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs (*3)	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will (*3)	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162
Accumulated amortization as of January 1, 2012		(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)
Accumulated impairment loss as of January 1, 2012	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Book value as of January 1, 2012		80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,079	—	155	—	63,219	—	—	—	—	82,453
Amortization (*1)		(13,413)	(110,958)	—	(143,079)	—	(3,440)	(1,106)	—	(929)	(272,925)
Disposals		—	(610)	—	—	—	—	—	—	(94)	(704)
Impairment loss		—		(3,393)	(27,300)	—	—	—	(9,319)	—	(40,012)
Transfer from construction-in-progress		—	70,777	—	—	(71,816)	—	—	—	—	(1,039)
Effect of movements in exchange rates		—	(710)	—	(2,881)	—	—	—	—	81	(3,510)

Book value as of December 31, 2012	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602

Acquisition cost as of December 31, 2012	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904

Accumulated amortization as of December 31, 2012	￦	(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Remaining amortization period (year)		6.62	2.69	—	0.58	—	4.33	7.33	—	2.17

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.
(*3)	During 2012, the Group recognized full impairment loss for the difference between the carrying amount and the recoverable amount (determined based on value in use) of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2011	￦	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452
Accumulated amortization as of January 1, 2011		(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Book value as of January 1, 2011		71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901
Additions-internally developed		—	—	—	127,381	—	—	—	—	—	127,381
Other additions		21,890	—	2,931	—	87,346	—	—	—	7	112,174
Amortization (*1)		(11,501)	(86,021)	—	(134,867)	—	(3,424)	(1,110)	—	(1,073)	(237,996)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)
Transfer from construction-in-progress		—	87,990	—	—	(87,990)	—	—	—	—	—
Effect of movements in exchange rates		18	801	—	—	—	—	—	—	(3)	816

Book value as of December 31, 2011	￦	80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114

Acquisition cost as of December 31, 2011	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162

Accumulated amortization as of December 31, 2011	￦	(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)

Accumulated impairment loss as of December 31, 2011	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Remaining amortization period (year)		7.46	2.49	—	0.55	—	5.33	8.33	—	2.60

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Cash and cash equivalents	￦	2,338,661	1,517,977
Deposits in banks		315,092	815,000
Trade accounts and notes receivable, net		3,334,341	2,740,107
Other accounts receivable, net		199,007	212,870
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		11,246	—
Deposits		62,862	73,468
Others		16	695

	￦	6,264,063	5,362,955

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Domestic	￦	205,454	56,200
Euro-zone countries		415,664	478,650
Japan		79,564	60,598
United States		1,392,303	777,292
China		881,018	1,003,650
Taiwan		166,839	279,919
Others		193,499	83,798

	￦	3,334,341	2,740,107

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,298,888	(1,007)	2,704,076	(654)
Past due 1-15 days		18,307	(5)	7,710	(2)
Past due 16-30 days		12,152	(2)	14,327	(2)
Past due 31-60 days		2,829	(3)	14,252	(3)
Past due more than 60 days		3,184	(2)	405	(2)

	￦	3,335,360	(1,019)	2,740,770	(663)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2012 and 2011 was as follows:

(In millions of won)
	2012		2011
Balance at the beginning of the year	￦	663	532
Bad debt expense		356	131

Balance at the end of the year	￦	1,019	663

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2012.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	53,555	55,153	639	27,417	27,097	—	—
Unsecured bank loans		1,783,698	1,951,813	370,949	101,035	489,042	988,780	2,007
Unsecured bond issues		2,618,604	2,894,163	628,404	46,847	727,063	1,491,849	—
Trade accounts and notes payables		4,147,036	4,147,036	4,147,036	—	—	—	—
Other accounts payable		2,641,958	2,642,294	2,642,294	—	—	—	—
Payment guarantee		30	30	—	—	30	—	—

	￦	11,244,881	11,690,489	7,789,322	175,299	1,243,232	2,480,629	2,007

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2012, there are no derivatives designated as cash flow hedges.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debt	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

13.	Financial Instruments, Continued

(In millions)	December 31, 2011
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debt	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate		Reporting date spot rate
	2012	2011	December 31, 2012	December 31, 2011
USD	1,126.88	1,108.12	1,071.10	1,153.30
JPY	14.13	13.19	12.48	14.85
CNY	178.59	171.45	171.88	182.51
TWD	38.11	37.71	36.90	38.13
EUR	1,448.63	1,541.88	1,416.26	1,494.10
PLN	346.41	375.28	348.21	338.65
SGD	901.71	881.17	875.48	886.44

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2012 and 2011, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit (or loss) before tax would have been as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	21,637	32,664	(29,623)	(28,032)
JPY (5 percent weakening)		(17,921)	(13,935)	(40,040)	(35,494)
CNY (5 percent weakening)		(4,176)	—	(4,830)	—
TWD (5 percent weakening)		(838)	(5)	8,974	162
EUR (5 percent weakening)		2,491	2,629	(4,900)	(1,957)
PLN (5 percent weakening)		537	8	(85)	128
SGD (5 percent weakening)		16	—	4	—

A stronger won against the above currencies as of December 31, 2012 and 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Fixed rate instruments
Financial assets	￦	2,656,591	2,335,815
Financial liabilities		(3,077,467)	(2,685,175)

	￦	(420,876)	(349,360)

Variable rate instruments
Financial assets	￦	—	600
Financial liabilities		(1,378,390)	(1,925,192)

	￦	(1,378,390)	(1,924,592)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2012 and 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448
December 31, 2011
Variable rate instruments	￦	(14,588)	14,588	(14,588)	14,588

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,463	13,463	11,009	11,009
Assets carried at amortized cost
Cash and cash equivalents		2,338,661	2,338,661	1,517,977	1,517,977
Deposits in banks		315,092	315,092	815,000	815,000
Trade accounts and notes receivable		3,334,341	3,334,341	2,740,107	2,740,107
Other accounts receivable		199,007	199,007	212,870	212,870
Other non-current financial assets		11,246	11,246	—	—
Deposits		62,862	62,862	73,468	73,468
Others		16	16	695	695

	￦	6,261,225	6,261,225	5,360,117	5,360,117

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	—	—	87,339	87,339
Derivatives		—	—	6,969	6,969

	￦	—	—	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	￦	53,555	53,555	57,665	57,665
Unsecured bank loans		1,783,698	1,823,514	1,673,387	1,620,010
Unsecured bond issues		2,618,604	2,677,038	2,791,976	2,829,206
Trade accounts and notes payable		4,147,036	4,147,036	3,782,627	3,782,627
Other accounts payable		2,641,958	2,641,901	3,905,496	3,905,496
Other non-current liabilities		30	30	53,457	53,379

	￦	11,244,881	11,343,074	12,264,608	12,248,383

The basis for determining fair values is disclosed in note 4.

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2012	December 31, 2011
Derivatives	Not applicable	3.90%
Debentures, loans and borrowings	3.69%	4.19%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

Financial instruments carried at fair value as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,463	—	—	13,463

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2011
Assets
Available-for-sale financial assets	￦	11,009	—	—	11,009
Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

The derivative financial liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 financial instruments for the year ended December 31, 2011 are as follows:

(In millions of won)				Net realized/unrealized gains included in
	January 1, 2011		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2011
December 31, 2011
Available-for-sale financial assets	￦	26,085	(34,257)	—	8,172	—	—

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current
Short-term borrowings	￦	35,739	22,200
Current portion of long-term debt		979,533	778,464
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives		—	6,969

	￦	1,015,272	894,972

Non-current
Won denominated borrowings	￦	807,005	366,629
Foreign currency denominated borrowings		589,105	1,011,734
Bonds		2,044,475	2,344,001

	￦	3,440,585	3,722,364

The above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2012		December 31, 2011
Bank of China and others	3ML+0.80%, 1.60~6.56%	￦	35,739	21,489
Hana Bank	—		—	711

Foreign currency equivalent			USD 28	USD 19
			CNY 31	—

		￦	35,739	22,200

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2012	December 31, 2012		December 31, 2011
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	16,629	20,817
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year Bank bonds rate plus 1.40%		845,072	350,300
Less current portion of long-term debt			(54,696)	(4,488)

		￦	807,005	366,629

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2012		December 31, 2011
The Export-Import Bank of Korea	6ML+0.69%	￦	26,777	40,366
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		905,080	1,225,110
China Communication Bank and others	3M EURIBOR+0.60%, 90% of the Basic Rate published by the People’s Bank of China		7,956	72,259

Foreign currency equivalent			USD 870	USD 1,025
			CNY 2	CNY 142
			EUR 5	EUR 27
			—	JPY 6,000

Less current portion of long-term debt			(350,708)	(326,001)

		￦	589,105	1,011,734

(*)	EURIBOR represents Euro Interbank Offered Rates.

14.	Financial Liabilities, Continued

(e)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)
	Maturity	Annual interest rate as of December 31, 2012	December 31, 2012		December 31, 2011
Local currency Debentures (*1)
Publicly issued debentures	March 2013~ October 2017	3.22~5.89%	￦	2,250,000	2,250,000
Less discount on debentures				(5,579)	(6,721)
Less current portion of debentures				(199,946)	(299,658)

			￦	2,044,475	1,943,621

Foreign currency debentures(*1)
Floating-rate bonds	April 2013	3ML+1.80%	￦	374,885	552,171

Foreign currency equivalent				USD 350	USD 350
				—	JPY 10,000

Less discount on bonds				(702)	(3,474)
Less current portion of bonds				(374,183)	(148,317)

			￦	—	400,380

Financial liabilities at fair value through profit or loss (*2)
Convertible bonds	—	—	￦	—	87,339

Foreign currency equivalent				—	USD76

Less current portion of convertible bonds				—	(87,339)

			￦	—	—

			￦	2,044,475	2,344,001

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Changes in inventories	￦	(72,637)	(102,154)
Purchases of raw materials, merchandise and others		17,993,091	15,714,809
Depreciation and amortization		4,469,412	3,651,446
Labor costs		2,500,320	2,191,859
Supplies and others		883,155	1,027,734
Utility expense		675,851	576,085
Fees and commissions		443,998	424,545
Shipping costs		428,762	313,658
Outsourcing fees		197,482	138,638
After-sale service expenses		106,391	72,350
Others		1,410,235	1,226,215

	￦	29,036,060	25,235,185

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2012, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦1,228,847 million and ￦ 1,095,280 million, respectively (for the year ended December 31, 2011: ￦ 1,190,793 million and ￦ 1,220,143 million, respectively) (note 25).

The expenses for the year ended December 31, 2011 were reclassified to conform to the classification for the year ended December 31, 2012.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries	￦	223,221	202,750
Expenses related to defined benefit plan		21,080	20,197
Other employee benefits		56,967	63,314
Shipping costs		349,691	262,247
Fees and commissions		190,207	173,918
Depreciation		112,890	59,182
Taxes and dues		28,444	31,987
Advertising		104,114	136,062
After-sale service		106,391	72,350
Rent		25,829	28,262
Insurance		11,197	8,846
Travel		20,518	26,014
Training		12,856	17,949
Others		44,028	54,383

	￦	1,307,433	1,157,461

The expenses for the year ended December 31, 2011 were reclassified to conform to the criteria of classification for the year ended December 31, 2012 as follows:

(In millions of won)
	2012		2011
Selling and administrative expenses before the reclassification	￦	1,449,487	1,292,756
Reclassification items
Amortization(*)		(142,051)	(134,826)
Reversal of stock compensation expense		(3)	(469)

Selling and administrative expenses after the reclassification	￦	1,307,433	1,157,461

(*) Amortization expense of capitalized development costs is reclassified as research and development expense.

17.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Present value of partially funded defined benefit obligations	￦	672,370	486,891
Fair value of plan assets		(491,730)	(340,253)

	￦	180,640	146,638

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening defined benefit obligations	￦	486,891	360,540
Current service cost		130,160	107,338
Interest cost		22,909	18,985
Actuarial losses on plan liabilities (before tax)		75,921	24,984
Benefit payments		(40,913)	(24,429)
Transfers from related parties		(2,598)	(527)

Closing defined benefit obligations	￦	672,370	486,891

(c)	Changes in fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening fair value of plan assets	￦	340,253	281,825
Expected return on plan assets		14,190	12,353
Actuarial gains on plan assets (before tax)		199	1,256
Contributions by employer directly to plan assets		160,000	60,000
Benefit payments		(22,912)	(15,181)

Closing fair value of plan assets	￦	491,730	340,253

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Deposits with financial institutions	￦	491,730	340,253

As of December 31, 2012, plan assets mainly consist of deposits in banks, which guarantee the payment of their principal and interest. The Company expects to make a contribution of ￦ 95,361 million to the defined benefit plans during the next financial year.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Current service cost	￦	130,160	107,338
Interest cost		22,909	18,985
Expected return on plan assets		(14,190)	(12,353)

	￦	138,879	113,970

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2012		2011
Cost of sales	￦	108,801	87,044
Selling expenses		10,087	8,333
Administrative expenses		10,195	10,123
Research and development expenses		9,796	8,470

	￦	138,879	113,970

(f)	Cumulative amount of actuarial loss, net of income taxes, recognized in other comprehensive income for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)	2012		2011
Cumulative amount at January 1	￦	(28,950)	(11,277)
Recognized during the period		(57,574)	(17,673)

Cumulative amount at December 31	￦	(86,524)	(28,950)

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2012	December 31, 2011
Expected rate of salary increase	5.1%	5.6%
Discount rate for defined benefit obligations	4.0%	4.9%
Expected long-term rate of return on assets	4.0%	4.3%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2012	December 31, 2011
Twenties	Males	0.01%	0.02%
	Females	0.00%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.08%	0.09%
	Females	0.04%	0.05%

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2012 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2012		222,703	61,657	443	284,803
Additions		445,421	78,526	1,083	525,030
Usage and reclassification	￦	(467,535)	(84,799)	—	(552,334)

Balance at December 31, 2012		200,589	55,384	1,526	257,499

There of non-current		—	6,515	—	6,515

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current liabilities
Withholdings	￦	22,929	14,808
Unearned revenues		4,732	4,744
Share-based payment liabilities		—	4

	￦	27,661	19,556

Non-current liabilities
Long-term accrued expenses	￦	319,499	333,459
Long-term other accounts payable		30	226,496
Long-term unearned revenues		12,226	16,958

	￦	331,755	576,913

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,478 million (￦ 1,583,600 million) and JPY 5,000 million (￦ 62,375 million) in connection with its export sales transactions with its subsidiaries. As of December 31, 2012, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 250 million (￦ 267,775 million) and USD 100 million (￦ 107,110 million), respectively. As of December, accounts and notes receivable amounting to USD 250 million (￦ 267,494 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreement with Standard Chartered Bank when no accounts and notes receivable were sold, but not past due under the agreement with Citibank. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 970 million (￦ 1,038,967 million), USD 65 million (￦ 69,622 million) and USD 168 million (￦ 179,945 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 243 million (￦ 260,520 million), USD 96 million (￦ 102,933 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank and in December 2012, with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 222 million (￦ 237,784 million), USD 200 million
(￦ 214,220 million), and USD 100 million (￦ 107,110 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 124 million (￦ 133,029 million), USD 120 million (￦ 128,035 million), and USD 20 million (￦ 21,462 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In December 2010 and in December 2012, LG Display Shanghai Co., Ltd. entered into agreements with BNP Paribas and Hongkong & Shanghai Banking Corp. for accounts receivable sales negotiating facilities of up to an aggregate of USD 130 million (￦ 139,243 million) and USD 100 million (￦ 107,110 million), respectively, and as of December 31, 2012, accounts and notes receivable amounting to USD 118 million (￦ 126,660 million) and USD 43 million (￦ 45,953 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of December 31, 2012, accounts and notes receivable amounting to USD 259 million (￦ 277,287 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 307 million (￦ 328,828 million), and, as of December 31, 2012, accounts and notes receivable amounting to USD 133 million (￦ 142,395 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting from September, 2011 and accounts and notes receivable amounting to USD 12 million (￦ 12,514 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 80 million (￦ 85,688 million) and USD 50 million (￦ 53,555 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 80 million (￦ 85,650 million) and USD 13 million (￦ 14,105 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In addition, in June 2011, LG Display America, Inc. has entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 200 million (￦ 214,220 million) and as of December 31, 2012, accounts and notes receivable amounting to USD 200

19.	Commitments, Continued

million (￦ 214,117 million) were sold, with none of the underlying accounts and notes receivable being past due. In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 90 million (￦ 96,399 million) and, as of December 31, 2012, accounts and notes receivable amounting to USD 1 million (￦ 1,102 million) were sold, with none of the underlying accounts and notes receivable being past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts receivables up to an aggregate of ￦ 50,000 million in connection with its domestic sales transactions and, as of December 31, 2012, no accounts and notes receivable were sold but not past due. In addition, the Controlling Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦ 53,555 million) and USD 23 million (￦ 24,635 million), in April 2011 and November 2012, respectively. As of December 31, 2012, accounts and notes receivable amounting to USD 16 million (￦ 16,598 million) and USD 1 million (￦ 1,024 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2012, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦ 16,067 million), USD 15 million (￦ 16,067 million) with China Construction Bank, JPY 1,500 million (￦ 18,713 million) with Woori Bank, USD 70 million (￦ 74,977 million) with Bank of China, USD 60 million (￦ 64,266 million) with Sumitomo Mitsui Banking Corporation, USD 15 million (￦ 16,067 million) with Hana Bank and USD 30 million (￦ 32,133 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦ 9,104 million) and EUR 215 million (￦ 304,496 million) from Royal Bank of Scotland and other various banks for a number of occasions, including value added tax payments in Poland. As of December 31, 2012, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank, Societe Generale and others in connection with a EUR 5 million (￦ 7,626 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with LG Display America Inc.’s term loan credit facilities with an aggregate amount of USD 7 million (￦ 7,498 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 5 million (￦ 5,356 million), JPY 1,300 million (￦ 16,218 million), CNY 800 million (￦ 137,504 million) and PLN 0.2 million (￦ 70 million) respectively, for their local tax payments.

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 40 million (￦ 42,844 million), and JPY 8,000 million (￦ 99,800 million) in total, with Mizuho Corporate Bank and other various banks. As of December 31, 2012, no amounts under the credit facilities are outstanding.

19.	Commitments, Continued

License agreements

As of December 31, 2012, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2012, the Controlling Company’s advances received from a customer amount to USD 1,380 million (￦ 1,478,118 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 300 million (￦ 321,330 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦ 53,555 million), the Controlling Company provided part of its OLED manufacturing machinery as pledged assets to the Export-Import Bank of Korea.

20.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

In 2006, the Controlling Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Controlling Company claiming infringement of the patents. In September 2011, the Controlling Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. In May 2012, for the Controlling Company and Chimei Innolux Corp., the charge was dropped after the two parties amicably settled the claims.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

20.	Contingencies, Continued

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of ITRI. The Final Determination is scheduled to be issued on June 28, 2013.

Patent Infringement Litigations and Invalidity Proceedings Between the Controlling Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Controlling Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Controlling Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. In the same month, the Controlling Company filed a complaint in the Seoul Central District Court against SSD and SSE claiming infringement of three patents related to In-Plane Switching (“IPS”) technology and relevant manufacturing methods and seeking an injunctive relief to ban all use of such patented technology as well as monetary compensation of ￦ 1 billion, approximately USD 1 million for each non-compliance by SSD and SSE. As a response, SSD requested an invalidity proceeding over the identical three patents in the Korean Intellectual Property Tribunal.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Controlling Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. The Controlling Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

20.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately
￦ 31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Controlling Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. Ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which is subject to court approval.

20.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date, the Controlling Company is currently defending against 33 Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., View Sonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In December 2012, the National Development and Reform Commission of China issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of Chinese laws and imposed a fine of RMB 118 million (￦ 20,334 million). The Controlling Company has agreed to pay the imposed fine and resolved its charges against the Controlling Company.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Group has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦ 5,000), and as of December 31, 2012, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2011 to December 31, 2012.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Short-term benefits	￦	1,567	1,529
Expenses related to the defined benefit plan		173	396

	￦	1,740	1,925

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	Sales and others			Purchases and others
	2012		2011	2012	2011
Joint ventures	￦	663,297	755,643	147,904	1,174
Associates		7,396	6,158	2,526,062	1,812,826
LG Electronics		6,170,017	4,819,737	245,364	345,919
Other related parties		41	41	39,042	37,633

	￦	6,840,751	5,581,579	2,958,372	2,197,552

Account balances with related parties at the reporting date are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
Joint ventures	￦	92,870	130,217	168,620	340,073
Associates		521	3	610,427	697,539
LG Electronics		658,516	497,747	67,867	98,487
Other related parties		—	—	3,621	3,632

	￦	751,907	627,967	850,535	1,139,731

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and Active Matrix (“AM”)-OLED products. Sales of AM-OLED products are insignificant to total sales. International sales represent approximately 93% of total sales for the year ended December 31, 2012 (2011: 92%).

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2012 and 2011.

(a) Revenue by geography

(In millions of won)
Region	2012		2011
Domestic	￦	2,149,646	1,963,501
Foreign
China		16,766,696	14,292,700
Asia (excluding China)		2,900,738	2,291,916
United States		3,209,225	2,216,695
Europe		4,403,363	3,526,477

	￦	27,280,022	22,327,788

	￦	29,429,668	24,291,289

Sales to Company A and Company B constituted 23% and 22% of total revenue, respectively, for the year ended December 31, 2012 (2011: 20% and 17%). The Group’s top ten end-brand customers together accounted for 71% of sales for the year ended December 31, 2012 (2011: 71%).

(b) Non-current assets by geography

(In millions of won)
Region	December 31, 2012
	Property, plant and equipment		Intangible assets
Domestic	￦	12,002,578	488,678
Foreign
China		939,929	7,499
Others		165,004	1,425

Sub total	￦	1,104,933	8,924

Total	￦	13,107,511	497,602

(In millions of won)
Region	December 31, 2011
	Property, plant and equipment		Intangible assets
Domestic	￦	13,528,286	520,023
Foreign
China		1,009,959	15,045
Others		158,604	46

Sub total	￦	1,168,563	15,091

Total	￦	14,696,849	535,114

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2012		2011
Panels for:
Notebook computers	￦	6,997,833	5,120,421
Desktop monitors		5,039,066	4,975,379
TFT-LCD televisions		13,511,535	11,579,129
Mobile and others		3,881,234	2,616,360

	￦	29,429,668	24,291,289

24.	Revenue

Details of revenue for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Sales of goods	￦	29,302,389	24,214,709
Royalties		37,783	60,594
Others		89,496	15,986

	￦	29,429,668	24,291,289

25.	Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Rental income	￦	7,253	6,325
Foreign currency gain		1,228,847	1,190,793
Gain on disposal of property, plant and equipment		5,925	740
Reversal of allowance for doubtful accounts for other receivables		521	—
Commission earned		3,867	8,630
Others		14,529	16,588

	￦	1,260,942	1,223,076

(b) Details of other non-operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Other bad debt expense	￦	9	849
Foreign currency loss		1,095,280	1,220,143
Loss on disposal of property, plant and equipment		3,728	862
Impairment loss on property, plant, and equipment		—	3,589
Loss on disposal of intangible assets		704	1,588
Impairment loss on intangible assets		40,012	5,574
Donations		15,350	16,564
Expenses related to legal proceedings or claims and others		458,957	151,322

	￦	1,614,040	1,400,491

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries and wages	￦	2,006,603	1,719,035
Other employee benefits		397,122	383,197
Contributions to National Pension plan		59,332	54,118
Expenses related to defined benefit plan		138,879	113,970
Reversal of stock compensation cost		(3)	(469)

	￦	2,601,933	2,269,851

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Finance income
Interest income	￦	28,859	58,430
Dividend income		482	131
Foreign currency gain		260,265	148,144
Gain on disposal of investments in equity accounted investees		3,566	551
Gain on valuation of financial assets at fair value through profit or loss		—	10

	￦	293,172	207,266

Finance costs
Interest expense	￦	187,589	144,927
Foreign currency loss		193,483	180,395
Loss on redemption of debentures		1,524	—
Loss on disposal of financial assets at fair value through profit or loss		—	774
Loss on valuation of financial liabilities at fair value through profit or loss		—	1,935
Loss on impairment of available-for-sale securities		6,392	—
Loss on disposal of available-for-sale securities		5,272	354
Loss on disposal of investments in equity accounted investees		—	321
Loss on impairment of investments in equity accounted investees		10,005	14,244
Loss on sale of trade accounts and notes receivable		32,431	20,359

	￦	436,696	363,309

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Cumulative translation differences	￦	(86,320)	47,443
Net change in unrealized fair value of available-for-sale financial assets		4,764	2,700
Tax effect		(1,043)	(1,101)

Finance income (costs) recognized in other comprehensive income after tax	￦	(82,599)	49,042

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current tax expense	￦	75,946	57,530
Deferred tax expense (benefit)		146,234	(350,594)

Income tax expense (benefit)	￦	222,180	(293,064)

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	4,764	(974)	3,790
Defined benefit plan actuarial loss		(75,899)	18,325	(57,574)
Cumulative translation differences		(86,320)	(69)	(86,389)
Gain on sale of own shares of associates accounted for using the equity method		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	2,700	(996)	1,704
Defined benefit plan actuarial loss		(23,732)	6,059	(17,673)
Cumulative translation differences		47,443	(105)	47,338
Loss on sales of own shares of associates accounted for using the equity method		(214)	—	(214)

	￦	26,197	4,958	31,155

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)	2012			2011
Profit (loss) for the year	￦		236,345		(787,895)
Income tax expense (benefit)			222,180		(293,064)

Profit (loss) excluding income tax			458,525		(1,080,959)

Income tax (benefit) using the Controlling Company’s domestic tax rate		24.20%	110,963	24.20%	(261,592)
Effect of tax rates in foreign jurisdictions		3.53%	16,171	(0.30)%	3,259
Non-deductible expenses		5.43%	24,882	(2.18)%	23,560
Tax credits		(26.85)%	(123,126)	22.97%	(248,331)
Change in unrecognized deferred tax assets		43.09%	197,569	(17.41)%	188,190
Change in tax rates		0.35%	1,593	0.71%	(7,689)
Others		(1.28)%	(5,872)	(0.88)%	9,539

Actual income tax expense (benefit)	￦		222,180		(293,064)

Actual effective tax rate			48.46%		27.11%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2012, in relation to the temporary differences on investments in subsidiaries amounting to ￦ 165,434 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative losses of a subsidiary, as the possibility of recovering the deferred tax assets amounting to ￦ 431,471 million, through events such as disposing of the related investments in the foreseeable future, is less than probable.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2012, the Controlling Company recognized deferred tax assets of ￦ 699,529 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)	December 31
	2013		2014	2015
Tax credit carryforwards	￦	135,960	206,539	86,101

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2012		December, 31, 2011	December, 31, 2012	December, 31, 2011	December, 31, 2012	December, 31, 2011
Other accounts receivable, net	￦	—	—	(2,063)	(3,738)	(2,063)	(3,738)
Inventories, net		10,075	15,915	—	—	10,075	15,915
Available-for-sale financial assets		285	1,259	—	—	285	1,259
Defined benefit obligation		38,573	21,877	—	—	38,573	21,877
Investments in equity accounted investees		7,619	4,307	—	—	7,619	4,307
Accrued expenses		81,802	72,965	—	—	81,802	72,965
Property, plant and equipment		171,881	133,720	—	—	171,881	133,720
Intangible assets		2,488	1,105	—	—	2,488	1,105
Provisions		12,979	11,618	—	—	12,979	11,618
Gain or loss on foreign currency translation, net		5,340	13,616	(958)	(31,313)	4,382	(17,697)
Debentures		—	6,059	—	—	—	6,059
Others		34,344	18,974	(220)	(715)	34,124	18,259
Tax losses		233,139	329,068	—	—	233,139	329,068
Tax credit carryforwards		699,529	829,048	—	—	699,529	829,048

Deferred tax assets (liabilities)	￦	1,298,054	1,459,531	(3,241)	(35,766)	1,294,813	1,423,765

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	January 1, 2011		Profit or loss	Other compre- hensive income	December 31, 2011	Profit or loss	Other compre- hensive income	December 31, 2012
Other accounts receivable, net	￦	(5,919)	2,181	—	(3,738)	1,675	—	(2,063)
Inventories, net		17,942	(2,027)	—	15,915	(5,840)	—	10,075
Available-for-sale financial assets		(4,784)	7,039	(996)	1,259	—	(974)	285
Defined benefit obligation		3,829	11,989	6,059	21,877	(1,629)	18,325	38,573
Investments in equity accounted investees		12,041	(7,734)	—	4,307	3,312	—	7,619
Derivative instruments		(2,008)	2,008	—	—	—	—	—
Accrued expenses		78,396	(5,431)	—	72,965	8,837	—	81,802
Property, plant and equipment		112,286	21,434	—	133,720	38,161	—	171,881
Intangible assets		—	1,105	—	1,105	1,383	—	2,488
Provisions		17,962	(6,344)	—	11,618	1,361	—	12,979
Gain or loss on foreign currency translation, net		20,044	(37,741)	—	(17,697)	22,079	—	4,382
Debentures		5,049	1,010	—	6,059	(6,059)	—	—
Others		18,128	236	(105)	18,259	15,934	(69)	34,124
Tax losses		—	329,068	—	329,068	(95,929)	—	233,139
Tax credit carryforwards		795,247	33,801	—	829,048	(129,519)	—	699,529

Deferred tax assets (liabilities)	￦	1,068,213	350,594	4,958	1,423,765	(146,234)	17,282	1,294,813

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2013, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦ 100 billion for the Controlling Company after 2013 was revised from 14% to 16%. As of December 31, 2012, the Controlling Company applied 14% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Controlling Company applied the 16% of minimum tax rate, the unused tax credit for which no deferred tax asset is recognized as disclosed in note 29 (c) would have amounted to ￦ 558,411 million.

30.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2012 and 2011 are as follows:

(In won and No. of shares)	2012		2011
Profit (loss) attributable to owners of the Controlling Company	￦	233,204,398,428	(771,222,702,492)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	￦	652	(2,155)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2011 to December 31, 2012.

(b)	Diluted earnings per share is not calculated since there was no potential common stock for the years ended December 31, 2012. In addition, there is no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the year ended December 31, 2011.

(c)	The number of dilutive potential ordinary shares outstanding for the year ended December 31, 2011 is as follows:

	Common shares to be issued	Period	Weight	Weighted-average number of common shares to be issued
Unconverted convertible bond	1,286,594	January 1, 2011~ December 31, 2011	365days / 365days	1,286,594

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012	2011
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,270,755)	1,177,809

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2012 and 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2012 and 2011 and the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the separate financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

As discussed in note 2.(e) to the separate financial statements, the Company adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and presented operating profit or loss as an amount of revenue less cost of sales, selling and administrative expense, and research and development expenses in the separate statement of comprehensive income for the year ended December 31, 2012. The Company applied this change in accounting policies retrospectively, and accordingly restated the comparative separate statement of comprehensive loss for the year ended December 31, 2011.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 15, 2013

This report is effective as of February 15, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents	6, 13	￦	1,400,566	604,890
Deposits in banks	6, 13		315,000	815,000
Trade accounts and notes receivable, net	7, 13, 19, 23		4,548,459	3,789,332
Other accounts receivable, net	7, 13		101,337	102,097
Other current financial assets	9, 13		2,976	2,976
Inventories	8		1,947,945	1,912,710
Prepaid income tax			3,699	8,171
Other current assets	7		112,271	91,588

Total current assets			8,432,253	7,326,764
Investments	10		1,468,778	1,386,313
Other non-current financial assets	9, 13		80,318	75,080
Deferred tax assets	29		1,186,704	1,329,905
Property, plant and equipment, net	11		12,004,435	13,522,553
Intangible assets, net	12		488,663	479,510
Other non-current assets	7		140,437	153,839

Total non-current assets			15,369,335	16,947,200

Total assets		￦	23,801,588	24,273,964

Liabilities
Trade accounts and notes payable	13, 23	￦	4,386,383	3,752,724
Current financial liabilities	13, 14		971,577	808,576
Other accounts payable	13		2,618,171	3,690,913
Accrued expenses			418,047	342,973
Provisions	18		249,755	278,179
Advances received			462,614	593,436
Other current liabilities	18		26,396	18,532

Total current liabilities			9,132,943	9,485,333
Non-current financial liabilities	13, 14		3,440,585	3,714,001
Non-current provisions	18		6,515	5,419
Employee benefits	17		180,302	146,266
Long-term advances received	19		1,049,678	668,914
Other non-current liabilities	18		330,445	567,114

Total non-current liabilities			5,007,525	5,101,714

Total liabilities			14,140,468	14,587,047

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(893)	(3,944)
Retained earnings	22		5,621,821	5,650,669

Total equity			9,661,120	9,686,917

Total liabilities and equity		￦	23,801,588	24,273,964

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(In millions of won, except earnings per share)	Note	2012		2011
Revenue	23, 24	￦	28,672,355	23,471,309
Cost of sales	8, 23		(26,325,386)	(22,982,517)

Gross profit			2,346,969	488,792
Selling expenses	16		(551,659)	(400,531)
Administrative expenses	16		(395,159)	(332,252)
Research and development expenses			(773,673)	(807,051)

Operating profit (loss)			626,478	(1,051,042)

Finance income	27		194,290	173,106
Finance costs	27		(310,071)	(248,381)
Other non-operating income	25		955,752	858,468
Other non-operating expenses	25		(1,274,272)	(1,074,126)

Profit (loss) before income tax			192,177	(1,341,975)
Income tax expense (benefit)	28		163,628	(350,943)

Profit (loss) for the year			28,549	(991,032)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	27,28		4,025	4,790
Defined benefit plan actuarial loss	17,28		(75,722)	(23,728)
Income tax benefit on other comprehensive income items	28		17,351	5,120

Other comprehensive loss for the year, net of income tax			(54,346)	(13,818)

Total comprehensive loss for the year		￦	(25,797)	(1,004,850)

Earning (loss) per share
Basic earnings (loss) per share	30	￦	80	(2,770)

Diluted earnings (loss) per share	30	￦	80	(2,770)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

		Share		Share	Fair value	Retained	Total
(In millions of won)	Note	capital		premium	reserve	earnings	equity
Balances at January 1, 2011
Total comprehensive loss for the year		￦	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Loss for the year			—	—	—	(991,032)	(991,032)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax			—	—	3,851	—	3,851
Defined benefit plan actuarial loss, net of tax			—	—	—	(17,669)	(17,669)

Total other comprehensive income (loss)			—	—	3,851	(17,669)	(13,818)

Total comprehensive income (loss) for the year		￦	—	—	3,851	(1,008,701)	(1,004,850)

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	(178,908)	(178,908)

Balances at December 31, 2011		￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Balances at January 1, 2012		￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive profit for the year
Profit for the year			—	—	—	28,549	28,549
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax			—	—	3,051	—	3,051
Defined benefit plan actuarial loss, net of tax			—	—	—	(57,397)	(57,397)

Total other comprehensive income (loss)			—	—	3,051	(57,397)	(54,346)

Total comprehensive income (loss) for the year		￦			3,051	(28,848)	(25,797)

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	—	—

Balances at December 31, 2012		￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Profit (loss) for the year		￦	28,549	(991,032)
Adjustments for:
Income tax expense (benefit)	28		163,628	(350,943)
Depreciation	11, 15		3,946,844	3,150,862
Amortization of intangible assets	12, 15		265,939	230,119
Gain on foreign currency translation			(218,149)	(52,612)
Loss on foreign currency translation			58,608	99,680
Retirement allowance	17, 26		138,230	113,668
Reversal of stock compensation expense	16		(3)	(469)
Gain on disposal of property, plant and equipment			(5,886)	(642)
Loss on disposal of property, plant and equipment			1,391	96
Loss on disposal of intangible assets			—	1,588
Impairment loss on intangible assets			3,393	4,535
Finance income			(178,267)	(97,671)
Finance costs			244,368	219,511
Other non-operating income			(10,766)	(24,558)
Other non-operating expenses			560,513	207,535

			4,969,843	3,500,699
Change in trade accounts and notes receivable			(1,615,787)	126,849
Change in other accounts receivable			(7,360)	9,114
Change in other current assets			6,642	90,349
Change in inventories			(35,235)	(152,745)
Change in other non-current assets			(49,442)	(39,524)
Change in trade accounts and notes payable			703,130	739,969
Change in other accounts payable			(101,262)	104,642
Change in accrued expenses			104,290	(86,631)
Change in other current liabilities			358,952	(40,671)
Change in long-term advance received			789,670	281,975
Change in other non-current liabilities			—	18,161
Change in provisions			(390,973)	(208,391)
Change in defined benefit obligation			(179,916)	(69,535)

			(417,291)	773,562
Cash generated from operating activities			4,581,101	3,283,229
Income taxes paid			1,395	(106,735)
Interest received			28,095	62,704
Interest paid			(190,205)	(135,480)

Net cash from operating activities		￦	4,420,386	3,103,718

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from investing activities:
Dividends received		￦	55,800	42,620
Proceeds from withdrawal of deposits in banks			913,500	2,401,500
Increase in deposits in banks			(413,500)	(1,713,500)
Proceeds from collection of short-term loans			—	67,195
Acquisition of investments			(225,396)	(214,114)
Proceeds from disposal of investments			3,571	2,045
Acquisition of property, plant and equipment			(3,701,307)	(3,790,353)
Proceeds from disposal of property, plant and equipment			24,725	857
Acquisition of intangible assets			(281,213)	(207,961)
Grant received			3,962	1,605
Receipt from (payment for) settlement of derivatives			742	23,784
Acquisition of other non-current financial assets			(55,276)	(58,526)
Proceeds from disposal of other non-current financial assets			60,571	167,059

Net cash used in investing activities			(3,613,821)	(3,277,789)

Cash flows from financing activities:
Proceeds from short-term borrowings			3,267,046	1,024,026
Repayment of short-term borrowings			(3,267,046)	(2,116,604)
Issuance of debentures			298,783	1,145,209
Proceeds from long-term borrowings			494,000	941,921
Repayment of current portion of long-term debt			(803,672)	(926,467)
Payment of cash dividend			—	(178,908)

Net cash used in financing activities			(10,889)	(110,823)

Net increase (decrease) in cash and cash equivalents			795,676	(284,894)
Cash and cash equivalents at 1 January			604,890	889,784

Cash and cash equivalents at 31 December		￦	1,400,566	604,890

See accompanying notes to the separate financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2012, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

The separate financial statements were authorized for issuance by the Board of Directors on January24, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 8, 2013.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

•	Estimated useful lives of property, plant and equipment (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(i) and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

(i) Disclosures of Financial Instruments

The Company has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Company derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Company’s continuing involvement in derecognized financial assets shall be additionally disclosed.

(ii) Presentation of Operating Profit or Loss in the Separate Statement of Comprehensive Income

The Company has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the separate statement of comprehensive income (loss) for the year ended December 31, 2012. Before the adoption of the amendment, the Company presented operating profit or loss as an amount of revenue plus other income less cost of sales, selling and administrative expenses, research and development expenses and other expenses.

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies, Continued

The Company has applied the amendment retrospectively, and accordingly restated the comparative separate statement of comprehensive loss for the year ended December 31, 2011. The impact upon adoption of the amendment is as follows:

(In millions of won)
	2012		2011
Operating profit (loss) before adoption of the amendment	￦	322,761	(1,251,083)
Deductions:
Rental income		(4,419)	(4,032)
Foreign currency gain		(933,035)	(839,497)
Gain on disposal of property, plant and equipment		(5,886)	(642)
Reversal of allowance for doubtful accounts for other receivables		—	(170)
Commission earned		(3,867)	(8,587)
Others		(8,048)	(5,273)

	￦	(955,255)	(858,201)

Additions:
Other bad debt expense		88	—
Foreign currency loss		795,897	902,401
Loss on disposal of property, plant and equipment		1,391	96
Loss on disposal of intangible assets		—	1,588
Impairment loss on intangible assets		3,393	4,535
Expenses related to legal proceedings or claims and others		458,203	149,622

	￦	1,258,972	1,058,242

Operating profit (loss) after adoption of the amendment	￦	626,478	(1,051,042)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(b)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. The valuation loss of inventories recognized as cost (cost of sales) amounted to ￦ 118,903 million and ￦ 114,796 million for the years ended December 31, 2012 and 2011, respectively.

(c)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(e)	Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(g)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(i)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(j)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Company recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(l)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these separate financial statements.

(m)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(n)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(n)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(o)	Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013, and have not been adopted early in preparing these separate financial statements.

(i) Amendments to K-IFRS No. 1019, Employee Benefits

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

3.	Summary of Significant Accounting Policies, Continued

(p)	New Standards and Interpretations Not Yet Adopted, Continued

(ii) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(iii) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

4.	Determination of Fair Value, Continued

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds), Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

(iv) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Company uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

(v) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company has not entered into any interest rate swap contracts as of December 31, 2012 and 2011 to hedge interest rate risk.

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2012		December 31, 2011
Total liabilities	￦	14,140,468	14,587,047
Total equity		9,661,120	9,686,917
Cash and deposits in banks (*1)		1,715,566	1,419,890
Borrowings		4,412,162	4,515,608
Total liabilities to equity ratio		146%	151%
Net borrowings to equity ratio (*2)		28%	32%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Cash and cash equivalents
Demand deposits	￦	1,400,566	604,890

Deposits in banks
Time deposits	￦	300,000	800,000
Restricted cash		15,000	15,000

	￦	315,000	815,000

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Trade, net	￦	279,259	146,255
Due from related parties		4,269,200	3,643,077

	￦	4,548,459	3,789,332

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Non-trade accounts receivable, net	￦	92,662	86,630
Accrued income		8,675	15,467

	￦	101,337	102,097

Due from related parties included in other accounts receivable, as of December 31, 2012 and 2011 are ￦ 1,853 million and ￦ 2,691 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Advance payments	￦	6,442	8,913
Prepaid expenses		38,281	36,990
Value added tax refundable		67,548	45,685

	￦	112,271	91,588

Non-current assets
Long-term prepaid expenses	￦	140,437	153,839

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)
	December 31, 2012				December 31, 2011
	Acquisition cost		Valuation allowance	Book value	Acquisition cost	Valuation allowance	Book value
Finished goods	￦	739,119	(48,651)	690,468	612,158	(19,911)	592,247
Work-in-process		649,357	(29,182)	620,175	810,864	(43,808)	767,056
Raw materials		365,453	(11,213)	354,240	431,042	(16,033)	415,009
Supplies		312,919	(29,857)	283,062	173,442	(35,044)	138,398

	￦	2,066,848	(118,903)	1,947,945	2,027,506	(114,796)	1,912,710

The amount of the inventories recognized as cost (cost of sales) is as follows;

(In millions of won)	December 31, 2012		December 31, 2011
Inventories recognized as cost of sales	￦	26,325,386	22,982,517

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Deposits	￦	2,976	2,976

Non-current assets
Guarantee deposits with banks	￦	13	13
Available-for-sale financial assets		16,016	11,830
Long-term loans		—	600
Deposits		53,043	62,637
Long-term other accounts receivable		11,246	—

	￦	80,318	75,080

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
E Ink Holdings, Inc.	￦	—	6,319
Intellectual Discovery, Ltd.		2,673	2,673
Silicon works Co., Ltd.		10,505	—

	￦	16,016	11,830

10.	Investments

Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2012			December 31, 2011
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc. (*1)	California, U.S.A.	Sell TFT-LCD products	100%	￦	—	100%	￦	—
LG Display Germany GmbH	Dusseldorf, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		509,277
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. zo. o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	90%		157,268	90%		157,268
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and TV sets	51%		—	51%		7,146
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*3)	Yantai, China	Manufacture and sell TFT-LCD products	100%		88,488	100%		44,628
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	Manufacture and sell e-Book devices	51%		—	51%		2,885
Image & Materials, Inc. (*4)	Domestic	Manufacture EPD materials	100%		10,124	100%		41,000
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	Manufacture notebook borderless hinge-up	51%		8,594	51%		8,594
LG Display U.S.A., Inc.	Texas, U.S.A	Manufacture TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V. (*5)	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	1%		92

10.	Investments, Continued

(In millions of won)			December 31, 2012			December 31, 2011
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Nanumnuri Co., Ltd. (*6)	Domestic	Janitorial services	100%		800	Incorporated in 2012
LG Display China Co., Ltd. (*7)	Guangzhou,China	Manufacture and sell TFT-LCD products	70%		30,399	Incorporated in 2012

				￦	1,121,839		￦	1,035,329

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD 400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as other accounts payable. In June 2012, the Company contributed ￦ 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In May 2012, the Company invested ￦ 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	In October 2012, the Company contributed ￦ 43,860 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There were no changes in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*4)	In February 2012, the Company contributed ￦ 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Company’s ownership percentage in I&M as a result of this additional investment.
(*5)	The Company indirectly controls LG Display Reynosa S.A. de C.V. (“LGDRS”) since LG Display U.S.A. Inc., which is wholly owned by the Company, has 99% equity of LGDRS.
(*6)	In March 2012, the Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Company founded as a Standard Workplace for the Disabled under Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with investment of ￦ 800 million in cash.
(*7)	The Company entered into a joint venture agreement with Shenzhen SKYWORTH-RGB Electronics Co., Ltd. and Guangzhou GET Technologies Development Co., Ltd. to manufacture and sell TFT-LCD products and incorporated LG Display (China) Co., Ltd. in Guangzhou, China. The Company invested ￦ 30,399 million in cash for a 70% controlling equity interest in LG Display China Co., Ltd.

The Company recognized an impairment loss of ￦ 43,907 million as finance costs for the difference between the carrying amount and the recoverable amount of investments in subsidiaries which are impaired in 2012.

10.	Investments, Continued

(a)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2012			December 31, 2011
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Ltd. (*)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	108,266	51%	￦	108,266
Guangzhou New Vision Technology Research and Development Ltd.	Guangzhou, China	R&D on design of LCD modules and LCD TV sets	50%		4,569	50%		4,569
Global OLED Technology LLC	Virginia, U.S.A.	Managing and licensing OLED patents	33%		53,282	33%		53,282

				￦	166,117		￦	166,117

(*)	Despite of its 51% equity interest, management concluded that the Company does not have control of Suzhou Raken Technology Ltd. because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.

10.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2012			December 31, 2011
Associates	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Paju Electric Glass Co., Ltd.	Domestic	Manufacture electric glass for FPDs	40%	￦	45,089	40%	￦	45,089
TLI Inc. (*1)	Domestic	Manufacture and sell semiconductor parts	12%		6,961	12%		12,565
AVACO Co., Ltd. (*2)	Domestic	Manufacture and sell equipment for FPDs	16%		6,021	20%		6,021
New Optics Ltd.	Domestic	Manufacture back light parts for TFT-LCDs	42%		14,221	42%		14,221
LIG ADP Co., Ltd.	Domestic	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd (formerly, WooRee LED Co., Ltd)	Domestic	Manufacture LED back light unit packages	30%		11,900	30%		11,900
Dynamic Solar Design Co., Ltd. (*3)	Domestic	Manufacture and sell solar battery and FPDs	40%		69	40%		1,538
LB Gemini New Growth Fund No.16 (*4)	Domestic	Invest in small and middle sized companies and benefit from M&A opportunities	31%		15,489	31%		14,461
Can Yang Investments Limited (*5)	Hong Kong	Develop and manufacture and sell LED parts	9%		17,516	12%		17,516
YAS Co., Ltd.	Domestic	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	Manufacture LED Packages	20%		4,626	20%		4,626
Narenanotech Corporation	Domestic	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
Avatec. Co., Ltd. (*6)	Domestic	Manufacture and sell glass for FPDs	17%		10,600	20%		10,600
Glonix Co., Ltd. (*7)	Domestic	Manufacture and sell LCD	20%		2,000	—		—

				￦	180,822		￦	184,867

10.	Investments, Continued

(*1)	In 2012, the Company recognized an impairment loss of ￦ 5,604 million for the difference between the carrying amount of and the recoverable amount from the investment in TLI Inc., due to the decrease in fair value of the investment, which was acquired for manufacturing and selling semiconductor parts used in display panels.
(*2)	In 2012, the Company’s ownership in AVACO CO., Ltd. was reduced from 20% to 16% because the Company did not participate in AVACO Co., Ltd.’s capital increase. The Company has the right to assign a director in the board of directors of AVACO Co., Ltd.
(*3)	In 2012, the Company recognized an impairment loss of ￦ 1,469 million for the difference between the carrying amount of and the recoverable amount of the investment in Dynamic Solar Design Co., Ltd., which was acquired for developing equipment, manufacturing and selling solar battery and Flat Panel Display (“FPD”).
(*4)	The Company is a member of the limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In 2012, the Company received ￦ 3,571 million from the Fund as capital distribution and made additional cash investments of ￦ 1,533 million each in the Fund in September, November and December of 2012, respectively. Despite the receipt from the fund and additional investments, there were no changes in the Company’s ownership percentage in the Fund. The Company is committed to make additional investments of up to an aggregate of ￦ 30,000 million.
(*5)	In 2012, the Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Company did not participate in Can Yang Investments Limited’s capital increase. The Company has the right to assign a director in the board of directors of Can Yang Investments Limited.
(*6)	In 2012, the Company’s ownership in Avatech Co., Ltd. was reduced from 20% to 17% because the Company did not participate in Avatech Co., Ltd.’s capital increase. The Company has the right to assign a director in the board of directors of Avatech Co., Ltd.
(*7)	In April 2012, the Company acquired 4,000,000 common shares (20)% of GLONIX Co., Ltd., which manufactures liquid crystal displays, for ￦ 2,000 million. As of December 31, 2012, 20% of GLONIX Co., Ltd. is owned by the Company and the Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

For the years ended December 31, 2012 and 2011, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ￦ 55,318 million and ￦ 42,620 million, respectively.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547
Accumulated depreciation as of January 1, 2012		—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

Book value as of January 1, 2012		443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553
Additions		—	—	—	—	2,458,909	—	2,458,909
Depreciation		—	(195,861)	(3,683,435)	(54,499)	—	(13,049)	(3,946,844)
Disposals		(2,787)	(7,010)	(7,653)	(19)	—	(2,761)	(20,230)
Others (*2)		167	1,295,192	3,604,853	32,411	(4,953,182)	14,568	(5,991)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435

Acquisition cost as of December 31, 2012	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908

Accumulated depreciation as of December 31, 2012	￦	—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	￦	442,322	3,172,426	22,851,385	586,548	2,659,934	149,529	29,862,144
Accumulated depreciation as of January 1, 2011		—	(760,584)	(16,819,046)	(478,715)	—	(115,738)	(18,174,083)

Book value as of January 1, 2011		442,322	2,411,842	6,032,339	107,833	2,659,934	33,791	11,688,061
Additions		—	—	—	—	4,987,278	—	4,987,278
Depreciation		—	(157,106)	(2,936,115)	(47,410)	—	(10,231)	(3,150,862)
Disposals		—	—	(215)	(104)	—	—	(319)
Others (*2)		1,290	208,973	3,966,766	55,506	(4,256,907)	24,372	—
Subsidy received		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	￦	443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553

Acquisition cost as of December 31, 2011	￦	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547

Accumulated depreciation as of December 31, 2011	￦	—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Capitalized borrowing costs	￦	24,612	21,903
Capitalization rate		3.29%	3.65%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,849	357,121	50,077	361,223	10,819	24,011	11.074	14,593	13,076	1,365,843
Accumulated amortization as of January 1, 2012		(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)
Accumulated impairment loss as of January 1, 2012		—	—	(4,535)	—	—	—	—	—	—	(4,535)

Book value as of January 1, 2012		80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,046	—	156	—	61,058	—	—	—	—	80,260
Amortization (*1)		(13,356)	(105,046)	—	(142,051)	—	(3,440)	(1,106)	—	(940)	(265,939)
Impairment loss		—	—	(3,393)	—	—	—	—	—	—	(3,393)
Transfer from construction-in-progress		—	69,673	—	—	(69,673)	—	—	—	—	—

Book value as of December 31, 2012	￦	86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663

Acquisition cost as of December 31, 2012	￦	542,895	423,125	50,233	559,448	2,204	24,011	11,074	14,593	13,076	1,640,659

Accumulated amortization as of December 31, 2012	￦	(456,699)	(273,181)	—	(390,272)	—	(9,164)	(2,958)	—	(11,794)	(1,144,068)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	—	—	—	—	—	—	(7,928)

Remaining amortization period (year)		6.62	2.69	—	0.58	—	4.33	7.33	—	2.17

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2011	￦	507,851	272,515	47,146	237,535	11,442	24,011	11,074	14,593	13,076	1,139,243
Accumulated amortization as of January 1, 2011		(436,151)	(93,613)	—	(113,395)	—	(2,300)	(742)	—	(9,782)	(655,983)
Impairment loss as of January 1, 2011		—	—	—	—	—	—	—	—	—	—

Book value as of January 1, 2011		71,700	178,902	47,146	124,140	11,442	21,711	10,332	14,593	3,294	483,260
Additions-internally developed		—	—	—	123,688	—	—	—	—	—	123,688
Other additions		21,890	—	2,931	—	83,983	—	—	—	—	108,804
Amortization (*1)		(11,496)	(78,191)	—	(134,826)	—	(3,424)	(1,110)	—	(1,072)	(230,119)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	—	(4,535)	—	—	—	—	—	—	(4,535)
Transfer from construction-in-progress		—	84,606	—	—	(84,606)	—	—	—	—	—

Book value as of December 31, 2011	￦	80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510

Acquisition cost as of December 31, 2011	￦	523,849	357,121	50,077	361,223	10,819	24,011	11,074	14,593	13,076	1,365,843

Accumulated amortization as of December 31, 2011	￦	(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)

Accumulated impairment loss as of December 31, 2011	￦	—	—	(4,535)	—	—	—	—	—	—	(4,535)

Remaining amortization period (year)		7.46	2.49	—	0.55	—	5.33	8.33	—	2.60

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Cash and cash equivalents	￦	1,400,566	604,890
Trade accounts and notes receivable, net		4,548,459	3,789,332
Other accounts receivable, net		101,337	102,097
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		11,246	—
Deposits		56,019	65,613
Deposits in banks		315,000	815,000
Others		13	613

	￦	6,435,478	5,380,383

In addition to the financial assets above, as of December 31, 2012 and 2011, the Company provides payment guarantees of ￦ 15,124 million and ￦ 50,606 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Domestic	￦	205,454	56,200
Euro-zone countries		529,138	612,236
Japan		167,242	138,265
United States		1,790,401	828,959
China		1,307,759	1,195,899
Taiwan		257,793	829,171
Others		290,672	128,602

	￦	4,548,459	3,789,332

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	4,528,302	(235)	3,777,383	(49)
Past due 1-15 days		5,927	(2)	953	(1)
Past due 16-30 days		9,531	(1)	4,885	(1)
Past due 31-60 days		2,154	(3)	5,762	(1)
Past due more than 60 days		2,788	(2)	403	(2)

	￦	4,548,702	(243)	3,789,386	(54)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2012 and 2011 was as follows:

(In millions of won)
	2012		2011
Balance at the beginning of the year	￦	54	24
Bad debt expense		189	30

Balance at the end of the year	￦	243	54

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2012.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	53,555	55,153	639	27,417	27,097	—	—
Unsecured bank loans		1,740,003	1,907,918	327,306	100,783	489,042	988,780	2,007
Unsecured bond issues		2,618,604	2,894,163	628,404	46,847	727,063	1,491,849	—
Trade accounts and notes payables		4,386,383	4,386,383	4,386,383	—	—	—	—
Other accounts payable		2,479,772	2,479,772	2,479,772	—	—	—	—
Payment guarantee		—	15,147	15,147	—	—	—	—

	￦	11,278,317	11,738,536	7,837,651	175,047	1,243,202	2,480,629	2,007

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of December 31, 2012, there are no derivatives designated as cash flow hedges.

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2012
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	696	7,508	5	1	47
Trade accounts and notes receivable	4,002	6,400	—	—	38
Other accounts receivable	17	1	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,857)	(31,162)	—	—	—
Other accounts payable	(248)	(12,262)	(5)	—	(7)
Debts	(870)	—	—	—	—
Bonds	(349)	—	—	—	—

Net exposure	391	(29,464)	—	1	78

13.	Financial Instruments, Continued

(In millions)	December 31, 2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	284	14,269	—	5	14
Trade accounts and notes receivable	3,080	6,493	—	—	31
Other accounts receivable	2	—	159	—	—
Available-for-sale financial assets	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,263)	(33,375)	—	—	(5)
Other accounts payable	(55)	(25,815)	—	—	(7)
Debts	(1,020)	(6,000)	—	—	—
Bonds	(347)	(9,987)	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—

Gross statement of financial position exposure	(390)	(54,364)	159	5	33

Forward exchange contracts	(160)	—	—	—	—

Net exposure	(550)	(54,364)	159	5	33

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2012		2011	December 31, 2012		December 31, 2011
USD	￦	1,126.88	1,108.12	￦	1,071.10	1,153.30
JPY		14.13	13.91		12.48	14.85
TWD		38.11	37.71		36.90	38.13
CNY		178.59	171.45		171.88	182.51
PLN		346.41	375.28		348.21	338.65
EUR		1,448.63	1,541.88		1,416.26	1,494.10

13.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2012 and 2011, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit (or loss) before tax would have been as follows:

(In millions of won)	2012			2011
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	15,873	15,873	(24,041)	(24,280)
JPY (5 percent weakening)		(13,931)	(13,931)	(30,601)	(30,601)
TWD (5 percent weakening)		—	—	230	230
CNY (5 percent weakening)		—	—	—	—
PLN (5 percent weakening)		13	13	64	64
EUR (5 percent weakening)		4,187	4,187	1,869	1,869

A stronger won against the above currencies as of December 31, 2012 and 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Fixed rate instruments
Financial assets	￦	1,718,404	1,422,728
Financial liabilities		(3,044,050)	(2,685,174)

	￦	(1,325,646)	(1,262,446)

Variable rate instruments
Financial assets	￦	—	600
Financial liabilities		(1,368,112)	(1,830,434)

	￦	(1,368,112)	(1,829,834)

13.	Financial Instruments, Continued

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2012 and 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2012
Variable rate instruments	￦	(10,370)	10,370	(10,370)	10,370
December 31, 2011
Variable rate instruments	￦	(13,870)	13,870	(13,870)	13,870

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,343	13,343	9,157	9,157
Assets carried at amortized cost
Cash and cash equivalents	￦	1,400,566	1,400,566	604,890	604,890
Deposits in banks		315,000	315,000	815,000	815,000
Trade accounts and notes receivable		4,548,459	4,548,459	3,789,332	3,789,332
Other accounts receivable		101,337	101,337	102,097	102,097
Other noncurrent financial assets		11,246	11,246	—	—
Deposits		56,019	56,019	65,613	65,613
Others		13	13	613	613

	￦	6,432,640	6,432,640	5,377,545	5,377,545

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	—	—	87,339	87,339
Derivatives		—	—	6,969	6,969

	￦	—	—	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	￦	53,555	53,555	57,665	57,665
Unsecured bank loans		1,740,003	1,779,819	1,578,628	1,525,251
Unsecured bond issues		2,618,604	2,677,038	2,791,976	2,829,206
Trade accounts and notes payable		4,386,383	4,386,383	3,752,724	3,752,724
Other accounts payable		2,479,772	2,479,772	3,690,913	3,690,913

	￦	11,278,317	11,376,567	11,871,906	11,855,759

The basis for determining fair values is disclosed in note 4.

13.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2012	December 31, 2011
Derivatives	Not applicable	3.90%
Debentures, loans and borrowings	3.69%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of December 31, 2012 and 2011 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,343	—	—	13,343

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2011
Assets
Available-for-sale financial assets	￦	9,157	—	—	9,157
Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

13.	Financial Instruments, Continued

The derivative financial liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 financial instruments for the year ended December 31, 2011 are as follows:

(In millions of won)	January 1, 2011			Net realized/unrealized gains included in			December 31, 2011
			Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
December 31, 2011
Available-for-sale financial assets	￦	26,085	(34,257)	—	8,172	—	—

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current
Current portion of long-term debt	￦	971,577	714,268
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives		—	6,969

	￦	971,577	808,576

Non-current
Won denominated borrowings	￦	807,005	366,629
Foreign currency denominated borrowings		589,105	1,003,371
Bonds		2,044,475	2,344,001

	￦	3,440,585	3,714,001

The above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

14.	Financial Liabilities, Continued

(b)	Long-term debt at the reporting date is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2012		December 31, 2011
Local currency loans
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	16,629		20,817
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year bank bonds rate plus 1.4%		845,072		350,000
Less current portion of long-term debt			(54,696)		(4,188)

		￦	807,005		366,629

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69%	￦	26,777		40,366
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		905,080		1,225,110

Foreign currency equivalent		USD	870	USD	1,020
			—	JPY	6,000

Less current portion of long-term debt			(342,752)		(262,105)

		￦	589,105		1,003,371

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(c)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)
	Maturity	Annual interest rate as of December 31, 2012	December 31, 2012		December 31, 2011
Local currency debentures (*1)
Publicly issued debentures	March 2013~ October 2017	3.22%~5.89%	￦	2,250,000		2,250,000
Less discount on debentures				(5,579)		(6,721)
Less current portion of debentures				(199,946)		(299,658)

			￦	2,044,475		1,943,621

Foreign currency debentures (*1)
Floating-rate bonds	April 2013	3ML+1.80%	￦	374,885		552,171

Foreign currency equivalent			USD	350	USD	350
					JPY	10,000

Less discount on bonds				(702)		(3,474)
Less current portion of bonds				(374,183)		(148,317)

			￦	—		400,380

Financial liabilities at fair value through profit or loss (*2)
Convertible bonds	—	—	￦	—		87,339

Foreign currency equivalent				—	USD	76
Less current portion of convertible bonds				—		(87,339)

			￦	—		—

			￦	2,044,475		2,344,001

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Changes in inventories	￦	(35,236)	(152,745)
Purchases of raw materials, merchandise and others		15,032,671	13,254,841
Depreciation and amortization		4,212,783	3,380,981
Outsourcing fees		3,833,241	3,362,392
Labor costs		2,040,044	1,794,583
Supplies and others		758,544	861,899
Utility expenses		631,087	528,464
Fees and commissions		342,550	344,857
Shipping costs		372,050	174,860
After-sale service expenses		78,502	47,995
Others		1,258,016	1,095,949

	￦	28,524,252	24,694,076

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2012, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦ 933,035 million and ￦ 795,897 million, respectively (for the year ended December 31, 2011 : ￦ 839,497 million and ￦ 902,401 million, respectively) (note25).

The expenses for the year ended December 31, 2011 were reclassified to conform to the classification for the year ended December 31, 2012.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries	￦	133,626	120,640
Expenses related to defined benefit plan		19,633	18,201
Other employee benefits		26,544	31,902
Shipping costs		299,210	126,945
Fees and commissions		121,893	124,170
Depreciation		95,993	46,043
Taxes and dues		2,365	2,356
Advertising		103,997	135,988
After-sale service		78,502	47,995
Rent		9,214	7,278
Insurance		5,999	6,620
Travel		12,774	17,059
Training		11,476	16,130
Others		25,592	31,456
	￦	946,818	732,783

The expenses for the year ended December 31, 2011 were reclassified to conform to the criteria of classification for the year ended December 31, 2012 as follows.

(In millions of won)	2012		2011
Selling and administrative expenses before the reclassification	￦	1,088,872	868,078
Reclassification items
Amortization (*)		(142,051)	(134,826)
Reversal of stock compensation expense		(3)	(469)

Selling and administrative expenses after the reclassification		946,818	732,783

(*)	Amortization expense of capitalized development costs is reclassified as research and development expense.

17.	Employee Benefits

The Company’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Present value of partially funded defined benefit obligations	￦	672,032	486,519
Fair value of plan assets		(491,730)	(340,253)

	￦	180,302	146,266

17.	Employee Benefits, Continued

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening defined benefit obligations	￦	486,519	360,231
Current service cost		129,511	107,036
Interest cost		22,909	18,985
Actuarial losses on plan liabilities (before tax)		75,921	24,984
Benefit payments		(40,230)	(24,190)
Transfers from related parties		(2,598)	(527)

Closing defined benefit obligations	￦	672,032	486,519

(c)	Changes in fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening fair value of plan assets	￦	340,253	281,825
Expected return on plan assets		14,190	12,353
Actuarial gains on plan assets (before tax)		199	1,256
Contributions by employer directly to plan assets		160,000	60,000
Benefit payments		(22,912)	(15,181)

Closing fair value of plan assets	￦	491,730	340,253

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Deposits with financial institutions	￦	491,730	340,253

As of December 31, 2012, plan assets mainly consist of deposits in banks, which guarantee the payment of their principal and interest. The Company expects to make a contribution of ￦ 95,361 million to the defined benefit plans during the next financial year.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current service cost	￦	129,511	107,036
Interest cost		22,909	18,985
Expected return on plan assets		(14,190)	(12,353)

	￦	138,230	113,668

17.	Employee Benefits, Continued

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2012		2011
Cost of sales	￦	108,802	87,044
Selling expenses		9,480	8,086
Administrative expenses		10,153	10,115
Research and development expenses		9,795	8,423

	￦	138,230	113,668

(f)	Cumulative amount of actuarial loss, net of income taxes, recognized in other comprehensive income for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012		2011
Cumulative amount at January 1	￦	(28,909)	(11,240)
Recognized during the period		(57,397)	(17,669)

Cumulative amount at December 31	￦	(86,306)	(28,909)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2012	December 31, 2011
Expected rate of salary increase	5.1%	5.6%
Discount rate for defined benefit obligations	4.0%	4.9%
Expected long-term rate of return on assets	4.0%	4.3%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2012	December 31, 2011
Twenties	Males	0.01%	0.02%
	Females	0.00%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.08%	0.09%
	Females	0.04%	0.05%

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2012 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2012		222,703	60,452	443	283,598
Additions		445,421	78,502	1,083	525,006
Usage and reclassification	￦	(467,535)	(84,799)	—	(552,334)

Balance at December 31, 2012		200,589	54,155	1,526	256,270

There of non-current		—	6,515	—	6,515

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current liabilities
Withholdings	￦	21,664	13,784
Unearned revenues		4,732	4,744
Share-based payment liabilities		—	4

	￦	26,396	18,532

Non-current liabilities
Long-term accrued expenses	￦	318,291	327,661
Long-term other accounts payable		—	222,495
Long-term unearned revenues		12,226	16,958

	￦	330,445	567,114

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,478 million (￦ 1,583,600 million) and JPY 5,000 million (￦ 62,375 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2012, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦ 50,000 million in connection with its domestic sales transactions and, as of December 31, 2012, no accounts and notes receivable were sold but not past due. In addition, the Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦ 53,555 million) and USD 23 million (￦ 24,635 million), in April 2011 and November 2012, respectively. As of December 31, 2012, accounts and notes receivable amounting to USD 16 million (￦ 16,598 million) and USD 1 million (￦ 1,024 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2012, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦ 16,067 million), USD 15 million (￦ 16,067 million) with China Construction Bank, JPY 1,500 million (￦ 18,713 million) with Woori Bank, USD 70 million (￦ 74,977 million) with Bank of China, USD 60 million (￦ 64,266 million) with Sumitomo Mitsui Banking Corporation, USD 15 million (￦ 16,067 million) with Hana Bank, and USD 30 million (￦ 32,133 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦ 9,104 million) and EUR 215 million (￦ 304,496 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of December 31, 2012, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 5 million (￦ 7,626 million) term loan credit facility of LG Display Poland Sp. zo. o. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦ 7,498 million) for principals and related interests.

License agreements

As of December 31, 2012, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2012, the Company’s balance of advances received from a customer amount to USD 1,380 million (￦ 1,478,118 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 300 million (￦ 321,330 million) from the Industrial Bank of Korea relating to advances received.

19.	Commitments, Continued

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦ 53,555 million), the Company provided part of its OLED manufacturing machinery as pledged assets to the Export-Import Bank of Korea.

20.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

In 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Company claiming infringement of the patents. In September 2011, the Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. In May 2012, for the Company and Chimei Innolux Corp., the charge was dropped after the two parties amicably settled the claims.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of ITRI. The Final Determination is scheduled to be issued on June 28, 2013.

Patent Infringement Litigations and Invalidity Proceedings Between the Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. In the same month, the Company filed a complaint in the Seoul Central District Court against SSD and SSE claiming infringement of three patents related to In-Plane Switching (“IPS”) technology and relevant manufacturing methods and seeking an injunctive relief to ban all use of such patented technology as well as monetary compensation of ￦ 1 billion, approximately USD 1 million for each non-compliance by SSD and SSE. As a response, SSD requested an invalidity proceeding over the identical three patents in the Korean Intellectual Property Tribunal.

20.	Contingencies, Continued

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Company. The Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately ￦ 31,378 million, and the Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Company’s appeal.

20.	Contingencies, Continued

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. Ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which is subject to court approval.

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Company is currently defending against 33 Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., View Sonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In December 2012, the National Development and Reform Commission of China issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of Chinese laws and imposed a fine of RMB 118 million (￦ 20,334 million). The Company has agreed to pay the imposed fine and resolved its charges against the Company.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Company as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Company has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦ 5,000), and as of December 31, 2012, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2011 to December 31, 2012.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Legal reserve	￦	140,594	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(86,306)	(28,909)
Retained earnings		5,499,282	5,470,733

	￦	5,621,821	5,650,669

(b)	For the years ended December 31, 2012 and 2011, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per an ordinary share)
	2012		2011
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	5,470,733	6,461,765
Net income (loss)		28,549	(991,032)

		5,499,282	5,470,733
Appropriation of retained earnings (*)		—	—

Unappropriated retained earnings carried forward to the following year	￦	5,499,282	5,470,733

(*)	For the years ended December 31, 2012 and 2011, the date of appropriation is March 8, 2013 and March 9, 2012, respectively.

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Short-term benefits	￦	1,567	1,529
Expenses related to the defined benefit plan		173	396

	￦	1,740	1,925

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	Sales and others			Purchases and others
	2012		2011	2012	2011
Subsidiaries	￦	25,729,592	20,696,144	3,788,360	3,842,628
Joint ventures		663,297	755,643	147,904	1,174
Associates		212	6,158	1,481,614	1,540,397
LG Electronics Inc.		1,010,882	1,001,844	244,971	344,465
Other related parties		41	41	33,103	23,859

	￦	27,404,024	22,459,830	5,695,952	5,752,523

Account balances with related parties at the reporting date are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
Subsidiaries	￦	3,979,211	3,428,624	1,139,362	859,659
Joint ventures		92,870	130,217	168,620	340,073
Associates		—	3	363,654	434,692
LG Electronics Inc.		198,972	86,924	67,867	98,232
Other related parties		—	—	2,701	3,042

	￦	4,271,053	3,645,768	1,742,204	1,735,698

24.	Revenue

Details of revenue for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Sales of goods	￦	28,518,092	23,347,515
Royalties		37,783	60,594
Others		116,480	63,200

	￦	28,672,355	23,471,309

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Rental income	￦	4,419	4,032
Foreign currency gain		933,035	839,497
Gain on disposal of property, plant and equipment		5,886	642
Reversal of allowance for doubtful accounts for other receivables		—	170
Commission earned		3,946	8,854
Others		8,466	5,273

	￦	955,752	858,468

(b)	Details of other non-operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Other bad debt expense	￦	88	—
Foreign currency loss		795,897	902,401
Loss on disposal of property, plant and equipment		1,391	96
Loss on disposal of intangible assets		—	1,588
Impairment loss on intangible assets		3,393	4,535
Donations		15,300	15,884
Expenses related to legal proceedings or claims and others		458,203	149,622

	￦	1,274,272	1,074,126

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries and wages	￦	1,679,390	1,441,766
Other employee benefits		263,013	263,494
Contributions to National Pension plan		59,332	54,118
Expenses related to defined benefit plan		138,230	113,668
Reversal of stock compensation cost		(3)	(469)

	￦	2,139,962	1,872,577

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Finance income
Interest income	￦	22,183	54,998
Dividend income		55,800	42,620
Foreign currency gain		116,307	75,488

	￦	194,290	173,106

Finance costs
Interest expense	￦	182,776	134,526
Foreign currency loss		63,844	91,852
Loss on valuation of financial liabilities at fair value through profit or loss		—	1,935
Loss on impairment of available-for-sale securities		6,392	774
Loss on disposal of available-for-sale securities		4,330	—
Loss on redemption of debentures		1,524	—
Loss on impairment of investments		50,980	19,066
Loss on sale of trade accounts and notes receivable		225	228

	￦	310,071	248,381

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Gain on valuation of available-for-sale financial assets	￦	4,025	4,790
Tax effect		(974)	(939)

Finance income (costs) recognized in other comprehensive income after tax	￦	3,051	3,851

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current tax expense (benefit)	￦	3,076	(5,481)
Deferred tax expense (benefit)		160,552	(345,462)

Income tax expense (benefit)	￦	163,628	(350,943)

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	4,025	(974)	3,051
Defined benefit plan actuarial loss		(75,722)	18,325	(57,397)

	￦	(71,697)	17,351	(54,346)

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale Securities	￦	4,790	(939)	3,851
Defined benefit plan actuarial loss		(23,728)	6,059	(17,669)

	￦	(18,938)	5,120	(13,818)

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)	2012			2011
Profit (loss) for the year	￦		28,549		(991,032)
Income tax expense (benefit)			163,628		(350,943)

Profit (loss) excluding income tax			192,177		(1,341,975)

Income tax using the Company’s domestic tax rate		24.20%	46,507	24.20%	(324,785)
Non-deductible expenses		8.22%	15,790	(1.38)%	18,504
Tax credits		(50.32)%	(96,708)	16.54%	(221,990)
Change in unrecognized deferred tax assets		102.81%	197,569	(14.02)%	188,190
Change in tax rates		0.00%	—	0.54%	(7,259)
Others		0.24%	470	0.27%	(3,603)

Actual income tax expense (benefit)	￦		163,628		(350,943)

Actual effective tax rate			85.14%		26.15%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2012, in relation to the temporary differences on investments in subsidiaries amounting to ￦ 211,423 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Company did not recognize deferred income taxes on temporary differences related to the cumulative losses of a subsidiary, as the possibility of recovering the deferred tax assets amounting to ￦ 431,407 million, through events such as disposing of the related investments in the foreseeable future, is less than probable.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2012, the Company recognized deferred tax assets of ￦ 699,529 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2013		2014	2015
Tax credit carryforwards	￦	135,960	206,539	86,101

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2012		December, 31, 2011	December, 31, 2012	December, 31, 2011	December, 31, 2012	December, 31, 2011
Other accounts receivable, net	￦	—	—	(2,063)	(3,738)	(2,063)	(3,738)
Inventories, net		8,903	14,484	—	—	8,903	14,484
Available-for-sale financial assets		285	1,259	—	—	285	1,259
Defined benefit obligation		38,573	21,877	—	—	38,573	21,877
Accrued expenses		79,321	72,965	—	—	79,321	72,965
Property, plant and equipment		81,832	50,602	—	—	81,832	50,602
Intangible assets		2,488	1,105	—	—	2,488	1,105
Provision for product warranties and guarantees		12,979	11,618	—	—	12,979	11,618
Gain or loss on foreign currency translation, net		5,340	13,616	(958)	(31,313)	4,382	(17,697)
Debentures		—	6,059	—	—	—	6,059
Others		27,336	13,970	—	(715)	27,336	13,255
Tax losses		233,139	329,068	—	—	233,139	329,068
Tax credit carryforwards		699,529	829,048	—	—	699,529	829,048

Deferred tax assets (liabilities)	￦	1,189,725	1,365,671	(3,021)	(35,766)	1,186,704	1,329,905

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	January 1, 2011		Profit or loss	OCI	December 31, 2011	Profit or loss	OCI	December 31, 2012
Other accounts receivable, net	￦	(5,919)	2,181	—	(3,738)	1,675	—	(2,063)
Inventories, net		15,039	(555)	—	14,484	(5,581)	—	8,903
Available-for-sale financial assets		(4,784)	6,982	(939)	1,259	—	(974)	285
Defined benefit obligation		3,829	11,989	6,059	21,877	(1,629)	18,325	38,573
Derivative instruments		(2,008)	2,008	—	—	—	—	—
Accrued expenses		78,396	(5,431)	—	72,965	6,356	—	79,321
Property, plant and equipment		40,685	9,917	—	50,602	31,230	—	81,832
Intangible assets		—	1,105	—	1,105	1,383	—	2,488
Provisions for product warranties and guarantees		17,962	(6,344)	—	11,618	1,361	—	12,979
Gain or loss on foreign currency translation, net		20,044	(37,741)	—	(17,697)	22,079	—	4,382
Debentures		5,049	1,010	—	6,059	(6,059)	—	—
Others		15,783	(2,528)	—	13,255	14,081	—	27,336
Tax losses		—	329,068	—	329,068	(95,929)	—	233,139
Tax credit carry forwards		795,247	33,801	—	829,048	(129,519)	—	699,529

Deferred tax assets (liabilities)	￦	979,323	345,462	5,120	1,329,905	(160,552)	17,351	1,186,704

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2012.

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2013, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦ 100 billion for the Company after 2013 was revised from 14% to 16%. As of December 31, 2012, the Company applied 14% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Company applied the 16% of minimum tax rate, the unused tax credit for which no deferred tax asset is recognized as disclosed in note 29 (c) would have amounted to ￦ 558,411 million.

30.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2012 and 2011 are as follows:

(In won and No. of shares)	2012		2011
Profit (loss) for the period	￦	28,548,662,750	(991,032,212,443)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	￦	80	(2,770)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2011 to December 31, 2012.

(b)	Diluted earnings per share is not calculated since there was no potential common stock for the years ended December 31, 2012. In addition, there is no effect of dilutive potential ordinary shares due to the Company’s net loss for the year ended December 31, 2011.

(c)	The number of dilutive potential ordinary shares outstanding for the year ended December 31, 2011 is calculated as follows:

	Common shares to be issued	Period	Weight	Weighted-average number of common shares to be issued
Unconverted convertible bond	1,286,594	January 1, 2011~ December 31, 2011	365days / 365days	1,286,594

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012	2011
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,267,010)	1,175,022

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2012. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2012 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2012. We did not review the Company’s IACS subsequent to December 31, 2012. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 15, 2013

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2012 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2012.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2012, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 24, 2013

/s/ James (Hoyoung) Jeong

Internal Control over Financial Reporting Officer

/s/ Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 25, 2013	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Vice President / IR Division